                                                FILED PURSUANT TO RULE 424(b)(5)
                                                      REGISTRATION NO. 333-81041


            PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED JULY 8, 1999.
                                             [PUBLIC STORAGE LOGO APPEARS HERE]

                              Public Storage, Inc.

                          2,100,000 Depositary Shares

         Each Representing 1/1,000 of a Share of Equity Stock, Series A

                                  ------------


  The depositary shares, each representing 1/1,000 of a share of our Equity Stock, Series A, are traded on the New York Stock Exchange under the symbol "PSA.A." The last reported sale price of the depositary shares on the New York Stock Exchange on April 5, 2001 was $24.45 per share.

  The underwriters have an option to purchase a maximum of 200,000 additional shares from us to cover over-allotments of shares.

  Cash distributions on the depositary shares will be payable when and if declared on our common stock at the rate of five times the dividends on our common stock per depositary share, but not more than $2.45 per depositary share per year. We intend to pay distributions on the depositary shares offered by this prospectus supplement quarterly, beginning on June 30, 2001.

  The depositary shares have no preference over our common stock either as to dividends or in liquidation.

  We may redeem any or all of the depositary shares on or after March 31, 2005 at $24.50 per share. Before March 31, 2005, we may only redeem depositary shares to preserve our status as a real estate investment trust. At our annual meeting of shareholders to be held on May 10, 2001, our shareholders of record on March 15, 2001 will vote on whether to extend the redemption date from March 31, 2005 to March 31, 2010. There can be no assurance that our shareholders will approve this extension.

  The amount payable per depositary share upon liquidation is the same as the amount payable per share of our common stock, but cannot exceed $24.50 per depositary share.

  The depositary shares are not convertible into our common stock unless we fail to preserve our status as a real estate investment trust.

  Investing in our depositary shares involves risks. See "Risk Factors" on page 1 of the accompanying prospectus.

                                                        Underwriting
                                             Price to   Discounts and Proceeds to
                                              Public     Commissions    Company
                                            ----------- ------------- -----------
Per Depositary Share.......................   $24.45        $1.00       $23.45
Total...................................... $51,345,000  $2,100,000   $49,245,000

  Delivery of the depositary shares will be made on or about April 11, 2001.

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the prospectus to which it relates is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse First Boston
     Deutsche Banc Alex. Brown
                A.G. Edwards & Sons, Inc.
                        First Union Securities, Inc.
                                                Raymond James & Associates, Inc.

            The date of this prospectus supplement is April 5, 2001.

                               ----------------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                                            Page
                                                                            ----
About this Prospectus Supplement...........................................  S-2
Forward-Looking Statements.................................................  S-2
The Company................................................................  S-3
Use of Proceeds ...........................................................  S-4
Description of Equity Stock and Depositary Shares..........................  S-5
Proposed Amendment to Equity Stock and Depositary Shares................... S-11

                                                                            Page
                                                                            ----
Federal Income Tax Consequences............................................ S-12
Underwriting............................................................... S-15
Notice to Canadian Residents............................................... S-17
Legal Opinions ............................................................ S-18
Experts.................................................................... S-18

                                  PROSPECTUS

Risk Factors................................................................   1
About this Prospectus.......................................................   3
Where You Can Find More Information.........................................   4
Forward-Looking Statements..................................................   5
The Company.................................................................   5
Use of Proceeds.............................................................   6
Ratio of Earnings to Fixed Charges..........................................   6
Description of Common Stock and Class B Common Stock........................   6

Description of Preferred Stock..............................................   9
Description of Equity Stock.................................................  13
Description of the Depositary Shares........................................  16
Description of Warrants.....................................................  19
Federal Income Tax Consequences.............................................  20
Plan of Distribution........................................................  32
Legal Opinions..............................................................  34
Experts.....................................................................  34

                               ----------------

   You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

                       ABOUT THIS PROSPECTUS SUPPLEMENT

   This document is in two parts. The first is this prospectus supplement, which describes the specific terms of this depositary shares offering. The second part, the accompanying prospectus, gives more general information, some of which may not apply to this offering.

   If this description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

                          FORWARD-LOOKING STATEMENTS

   This prospectus supplement and the accompanying prospectus, including documents incorporated by reference, contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are inherently subject to risk and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ materially from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in "Risk Factors" in the accompanying prospectus and in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our most recent annual and quarterly reports.

                                  THE COMPANY

  We are a fully integrated, self-administered and self-managed real estate investment trust that acquires, develops, owns and operates self-storage facilities which offer self-storage spaces for lease for personal and business use. We are the largest owner and operator of self-storage facilities in the United States with equity interests (through direct ownership, as well as general and limited partnership interests), as of December 31, 2000, in 1,361 storage facilities located in 37 states. We also have a significant ownership in PS Business Parks, Inc., a REIT that, as of December 31, 2000, had equity interests in 140 commercial properties located in nine states.

  The following table reflects the geographic diversification of our storage facilities:

                                                      At December 31, 2000
                                                 ------------------------------
                                                 Number of  Net Rentable Square
                                                 Facilities  Feet (in thousands)
                                                 ---------- -------------------
California:
  Northern......................................     138           7,704
  Southern......................................     158          10,022
Texas...........................................     164          10,766
Florida.........................................     137           8,049
Illinois........................................      93           5,647
Georgia.........................................      62           3,626
Colorado........................................      50           3,137
Washington......................................      39           2,466
Missouri........................................      37           2,128
Virginia........................................      37           2,247
New Jersey......................................      37           2,178
Maryland........................................      36           2,043
New York........................................      32           1,885
Ohio............................................      31           1,899
Oregon..........................................      25           1,171
Tennessee.......................................      25           1,494
North Carolina..................................      24           1,266
South Carolina..................................      24           1,082
Kansas..........................................      22           1,278
Nevada..........................................      22           1,409
Alabama.........................................      21             838
Other states (17 states)........................     147           8,967
                                                   -----          ------
  Totals........................................   1,361          81,302
                                                   =====          ======

                                USE OF PROCEEDS

  We estimate net proceeds from this offering of approximately $49,145,000, after all anticipated issuance costs (approximately $53,835,000 if the underwriters' over-allotment option is exercised in full). We intend to use the net proceeds from this offering to repay outstanding bank borrowings under our credit facility (currently $30 million), which were drawn upon for general corporate purposes. Our credit facility bears interest at LIBOR plus .40% (currently approximately 5.45% per year). We intend to use any remaining net proceeds to fund acquisitions of mini-warehouses, purchases of interests in real estate entities, development activity, general corporate purposes and additional investments in the portable self-storage business. For additional information on this business, you should read our most recent annual and quarterly reports.

  Pending repayment of debt or other use of the proceeds from this offering as described above, the net proceeds of this offering will be deposited in interest bearing accounts or invested in certificates of deposit, United States government obligations or other short-term, high-quality debt instruments selected at our discretion.

               DESCRIPTION OF EQUITY STOCK AND DEPOSITARY SHARES

General

  Under our restated articles of incorporation, our board of directors is authorized without further shareholder action to provide for the issuance of up to 200,000,000 shares of equity stock, in one or more series, with such rights as are set forth in resolutions providing for the issue of equity stock adopted by our board of directors. At December 31, 2000, we had outstanding 4,520,179.838 shares of equity stock.

  Our board of directors has adopted resolutions creating the Equity Stock, Series A (the "Equity Stock"). At December 31, 2000, we had outstanding 5,635.602 shares of Equity Stock represented by 5,635,602 depositary shares (the "Depositary Shares"), each representing 1/1,000 of a share of Equity Stock. The Depositary Shares are traded on the New York Stock Exchange under the symbol "PSA.A." The Equity Stock is fully paid and nonassessable, is not subject to any sinking fund or other obligation of Public Storage, Inc. (the "Company") to repurchase or retire the Equity Stock, and has no preemptive rights.

  Fleet National Bank f/k/a BankBoston, N.A., is the transfer agent and dividend disbursing agent for the Equity Stock and the Depositary Shares.

  The shares of Equity Stock underlying the Depositary Shares offered by this prospectus supplement will be deposited with Fleet National Bank f/k/a/ BankBoston, N.A., as depositary, under a deposit agreement among the Company, the depositary and the holders from time to time of the depositary receipts issued by the depositary under the deposit agreement. These depositary receipts will evidence the Depositary Shares offered by this prospectus supplement. Subject to the terms of the deposit agreement, each holder of a depositary receipt evidencing a Depositary Share will be entitled, proportionately, to all the rights and preferences of, and subject to all of the limitations of, the interest in the Equity Stock represented by the Depositary Share (including dividend, voting, redemption and liquidation rights).

  Immediately following our issuance of the Equity Stock underlying the Depositary Shares offered by this prospectus supplement, we will deposit the Equity Stock with the depositary, which will then issue and deliver the depositary receipts to us. We will, in turn, deliver the depositary receipts to the underwriters. Depositary receipts will be issued evidencing only whole Depositary Shares.

Ownership Restrictions

  For a discussion of ownership limitations that apply to the Equity Stock, see "Description of Common Stock and Class B Common Stock" in the accompanying prospectus.

Equity Stock

  The following is a brief description of the terms of the Equity Stock which does not purport to be complete and is subject to and qualified in its entirety by reference to the certificate of determination of the Equity Stock, the form of which is filed as an exhibit to, or incorporated by reference in, the registration statement of which this prospectus supplement constitutes a part.

 Ranking

  With respect to the payment of dividends and amounts upon liquidation, dissolution or winding up of the Company, the Equity Stock will rank junior to our outstanding preferred stock and any other shares of preferred stock issued by us, and will rank on a parity with our outstanding common stock and any other equity stock issued by us that ranks on a parity with our outstanding Common Stock, par value $.10 ("Common Stock").

 Dividends

  Each holder of shares of Equity Stock will receive, when and as declared by our board of directors from our assets legally available for payment, cash dividends payable when and if paid on our Common Stock at the rate of five thousand times the per share dividend or distribution on our Common Stock (equivalent to five times in the case of a Depositary Share), but not more than $2,450 per year per share of Equity Stock (equivalent to $2.45 per year per Depositary Share), subject to adjustment in certain circumstances. Dividends on the shares of Equity Stock will be non-cumulative and will be payable to holders of record as they appear on our stock register on the respective record dates, not less than 15 or more than 45 days preceding the respective payment dates, as shall be fixed by our board of directors. We intend to pay dividends on the Depositary Shares offered by this prospectus supplement quarterly beginning on June 30, 2001. After full dividends on the Equity Stock have been paid or declared and funds set aside for payment for the then current year, the holders of shares of Equity Stock will not receive any further dividends with respect to that year.

  Unless dividends on all our outstanding preferred stock and any other shares of preferred stock issued by us have been or contemporaneously are paid in full for the latest dividend period ending contemporaneously with or prior to the end of the period for which a dividend is to be paid on the shares of Equity Stock and for all prior dividend periods, we will pay no dividend or other distribution on the shares of Equity Stock for that period.

  Unless full dividends on our outstanding preferred stock and any other shares of preferred stock issued by us have been paid for all past dividend periods, we and our subsidiaries may not redeem, repurchase or otherwise acquire for any consideration (nor may we or they pay or make available any moneys for a sinking fund for the redemption of) any shares of Equity Stock except by conversion into or exchange for shares of capital stock issued by us ranking junior to the preferred stock as to dividends and upon liquidation.

  Our revolving credit facility with a commercial bank restricts our ability to pay distributions in excess of "Funds from Operations" for the prior four fiscal quarters less scheduled principal payments and less capital expenditures. Funds from Operations is defined in the loan agreement generally as net income before gain on sale of real estate, extraordinary loss on early retirement of debt and deductions for depreciation, amortization and non-cash charges. Our management believes that this restriction will not impede our ability to pay in full the dividends on the Equity Stock.

 Conversion Rights

  Except as indicated below, the Equity Stock will not be convertible into shares of any other class or series of our capital stock.

  If we fail to qualify as a REIT for federal income tax purposes, the Equity Stock is convertible at any time thereafter at the option of the holder into shares of our Common Stock at a conversion rate of approximately 956 shares of our Common Stock for each share of Equity Stock (equivalent to approximately
 .956 shares of our Common Stock for each Depositary Share), subject to adjustment in certain circumstances.

 Liquidation Rights

  If we voluntarily or involuntarily liquidate, dissolve or wind up our affairs, holders of Equity Stock will not be entitled to receive any payment in respect of their shares until we pay the full respective liquidation preferences in respect of our outstanding preferred stock and any other shares of preferred stock issued by us.

  After we pay the full respective liquidation preferences in respect of all preferred stock, holders of the Equity Stock will participate with holders of our Common Stock and holders of our similarly ranked equity stock in our remaining assets on the basis that a share of Equity Stock receives 1,000 times the amount allocated in respect of a share of Common Stock (equivalent to one time in the case of a Depositary Share), but not to exceed $24,500 per share of Equity Stock (equivalent to $24.50 per Depositary Share), subject to adjustment in certain circumstances.

  For purposes of liquidation rights, our reorganization or consolidation or merger with or into any other corporation or corporations or a sale of all or substantially all of our assets is not a liquidation, dissolution or winding up.

 Redemption

  We may not redeem the shares of Equity Stock prior to March 31, 2005, except in certain circumstances relating to our qualification as a REIT. On and after March 31, 2005, at any time or from time to time, we may redeem the shares of Equity Stock in whole or in part at our option at a cash redemption price of $24,500 per share of Equity Stock (equivalent to $24.50 per Depositary Share), subject to adjustment. We are seeking our shareholders' approval to extend the redemption date to March 31, 2010. See "Proposed Amendment to Equity Stock and Depositary Shares" in this prospectus supplement. Except in case of a redemption to preserve our status as a REIT, the redemption price of the Equity Stock may be paid solely from the sale proceeds of common stock or from retained cash and not from any other source. For purposes of the preceding sentence, "common stock" means our Common Stock, par value $.10, equity stock or other rights or options to purchase any of the foregoing (other than debt securities or preferred stock convertible or exchangeable for common stock or equity stock).

  If we redeem shares of Equity Stock between a dividend record date and a dividend payment date, the cash redemption price will be $24,500 per share of Equity Stock (equivalent to $24.50 per Depositary Share) plus the amount of the declared and unpaid dividend.

  If fewer than all the outstanding shares of Equity Stock are to be redeemed, the number of shares to be redeemed will be determined by our board of directors. The shares will be redeemed pro rata from the holders of record of the shares in proportion to the number of shares held by holders (with adjustments to avoid redemption of fractional shares) or by lot in a manner determined by our board of directors.

  Notice of redemption of the Equity Stock will be given by publication in a newspaper of general circulation in the County of Los Angeles and the City of New York, such publication to be made once a week for two successive weeks commencing not less than 30 nor more than 60 days prior to the redemption date. A similar notice will be mailed by us, postage prepaid, not less than 30 or more than 60 days prior to the redemption date, addressed to the respective holders of record of shares of Equity Stock to be redeemed at their respective addresses as they appear on our stock transfer records. Each notice will state:
(1) the redemption date; (2) the number of shares of Equity Stock to be redeemed; (3) the redemption price per share of Equity Stock; (4) the place or places where certificates for the Equity Stock are to be surrendered for payment of the redemption price; and (5) that dividends on the shares of Equity Stock to be redeemed will cease to accrue on such redemption date. If fewer than all the shares of Equity Stock held by any holder are to be redeemed, the notice mailed to the holder will also specify the number of shares of Equity Stock to be redeemed from the holder. In order to facilitate the redemption of shares of Equity Stock, our board of directors may fix a record date for the determination of shares of Equity Stock to be redeemed of not less than 30 nor more than 60 days prior to the date fixed for redemption.

  Notice having been given as provided above, from and after the date specified for redemption, unless we default in providing funds for the payment of the redemption price on that date, all dividends on the Equity Stock called for redemption will cease. From and after the redemption date, unless we default, all rights of the holders of the Equity Stock as our shareholders, except the right to receive the redemption price (but without interest), will cease. Upon surrender in accordance with such notice of the certificates representing these shares (properly endorsed or assigned for transfer, if our board of directors so requires and the notice so states), the redemption price set forth above will be paid out of our funds. If fewer than all the shares represented by any certificate are redeemed, a new certificate will be issued representing the unredeemed shares without cost to the holder.

  Subject to applicable law, we may, at any time and from time to time, purchase any Depositary Shares in the open market, by tender or by private agreement.

 Adjustments

  If we subdivide or combine the Common Stock into a greater or smaller number of shares or pay a dividend in shares of Common Stock, the outstanding shares of Equity Stock will: (1) be subdivided or combined in the same proportion as the Common Stock; or (2) receive the same proportionate dividend in shares of Equity Stock. In that case, however, the per share dollar amounts specified for computing dividends per quarter or year, the maximum liquidation distribution and the redemption price will be adjusted so that the respective total for all outstanding shares of the Equity Stock is the same after as it was before the event causing the adjustments.

 Voting Rights

  Holders of Equity Stock are entitled to vote on all matters presented to holders of the Common Stock for a vote and vote together as one class with holders of the Common Stock and other series of equity stock that share voting rights with the Equity Stock. Each outstanding share of Equity Stock entitles the holder to 100 votes (equivalent to one-tenth ( 1/10) of a vote per Depositary Share), except that under California law he or she, together with holders of the Common Stock and other series of equity stock that share voting rights with the Equity Stock, has cumulative voting rights in electing our board of directors. Cumulative voting means that each holder of Equity Stock is entitled to cast as many votes as there are directors to be elected multiplied by 100 times the number of shares of Equity Stock registered in its name (equivalent to one-tenth ( 1/10) the number of Depositary Shares registered in his or her name). A holder of Equity Stock may cumulate the votes for directors by casting all of the votes for one candidate or by distributing the votes among as many candidates as he or she chooses.

  No consent or approval of the holders of shares of the Equity Stock will be required for the issuance of any shares of any class or series that rank senior to, junior to or on a parity with the Equity Stock as to payment of dividends and distribution of assets, including other shares of Equity Stock.

Depositary Shares

  The following is a brief description of the terms of the Depositary Shares, which does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of the deposit agreement (including the form of depositary receipt), which is filed as an exhibit to, or incorporated by reference in, the registration statement of which this prospectus supplement constitutes a part.

 Dividends

  The depositary will distribute all cash dividends or other cash distributions received in respect of the Equity Stock to the record holders of depositary receipts in proportion to the number of Depositary Shares owned by such holders on the relevant record date, which will be the same date as the record date fixed by us for the Equity Stock. In the event that the calculation of such amount to be paid results in an amount which is a fraction of one cent, the amount the depositary shall distribute to such record holder shall be rounded to the next highest whole cent.

  In the event of a distribution other than in cash, the depositary will distribute property received by it to the record holders of depositary receipts entitled thereto, in proportion, as nearly as may be practicable, to the number of Depositary Shares owned by such holders on the relevant record date, unless the depositary determines (after consultation with us) that it is not feasible to make such distribution, in which case the depositary may (with our approval) adopt any other method for such distribution as it deems equitable and appropriate, including the sale of such property (at such place or places and upon such terms as it may deem equitable and appropriate) and distribution of the net proceeds from such sale to such holders.

 Conversion Rights

  If we fail to qualify as a REIT for federal income tax purposes, the Depositary Shares will be convertible at any time thereafter at the option of the holder into shares of our Common Stock on the same terms and conditions as the Equity Stock held by the depositary, except that the conversion rate for the Depositary Shares will be equal to the conversion rate for the Equity Stock divided by 1,000 (equivalent to approximately .956 shares of our Common Stock for each Depositary Share), subject to adjustment in certain circumstances. Cash will be paid in lieu of fractional shares of Common Stock.

 Liquidation Preference

  In the event of our liquidation, dissolution or winding up of our affairs, whether voluntary or involuntary, the holders of each Depositary Share will be entitled to 1/1000th of the liquidation preference accorded each share of the Equity Stock.

 Redemption

  Whenever we redeem any Equity Stock held by the depositary, the depositary will redeem as of the same redemption date the number of Depositary Shares representing the Equity Stock so redeemed. The depositary will publish a notice of redemption of the Depositary Shares containing the same type of information and in the same manner as our notice of redemption and will mail the notice of redemption promptly upon receipt of such notice from us and not less than 30 nor more than 60 days prior to the date fixed for redemption of the Equity Stock and the Depositary Shares to the record holders of the depositary receipts. In case less than all the outstanding Depositary Shares are to be redeemed, the Depositary Shares to be so redeemed will be determined pro rata or by lot in a manner determined by the board of directors.

 Voting

  Promptly upon receipt of notice of any meeting at which the holders of the Equity Stock are entitled to vote, the depositary will mail the information contained in such notice of meeting to the record holders of the depositary receipts as of the record date for the meeting. Each record holder of depositary receipts will be entitled to instruct the depositary as to the exercise of the voting rights pertaining to the number of shares of Equity Stock represented by the record holder's Depositary Shares. The depositary will endeavor, insofar as practicable, to vote the Equity Stock represented by such Depositary Shares in accordance with the instructions, and we will agree to take all action which may be deemed necessary by the depositary in order to enable the depositary to do so. The depositary will abstain from voting any of the Equity Stock to the extent that it does not receive specific instructions from the holders of depositary receipts.

 Withdrawal of Equity Stock

  Upon surrender of depositary receipts at the principal office of the depositary, upon payment of any unpaid amount due the depositary, and subject to the terms of the deposit agreement, the owner of the Depositary Shares evidenced thereby is entitled to delivery of the number of whole shares of Equity Stock and all money and other property, if any, represented by such Depositary Shares. Partial shares of Equity Stock will not be issued. If the depositary receipts delivered by the holder evidence a number of Depositary Shares in excess of the number of Depositary Shares representing the number of whole shares of Equity Stock to be withdrawn, the depositary will deliver to such holder at the same time a new depositary receipt evidencing the excess number of Depositary Shares. Holders of Equity Stock thus withdrawn will not be entitled to deposit those shares under the deposit agreement or to receive depositary receipts evidencing Depositary Shares therefor.

 Amendment and Termination of Deposit Agreement

  The form of depositary receipt evidencing the Depositary Shares and any provision of the deposit agreement may at any time and from time to time be amended by agreement between us and the depositary.

However, any amendment that materially and adversely alters the rights of the holders (other than any change in fees) of depositary receipts will not be effective unless such amendment has been approved by the holders of at least a majority of the Depositary Shares then outstanding. No such amendment may impair the right, subject to the terms of the deposit agreement, of any owner of any Depositary Shares to surrender the depositary receipt evidencing the Depositary Shares with instructions to the depositary to deliver to the holder the Equity Stock and all money and other property, if any, represented thereby, except in order to comply with mandatory provisions of applicable law. The deposit agreement may be terminated by us or the depositary only if: (1) all outstanding Depositary Shares have been redeemed; or (2) there has been a final distribution in respect of the Equity Stock in connection with our liquidation, dissolution or winding up and the final distribution has been made to all the holders of Depositary Shares.

 Charges of Depositary

  We will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. We will pay charges of the depositary in connection with the initial deposit of the Equity Stock and the initial issuance of the Depositary Shares, and redemption of the Equity Stock and all withdrawals of Equity Stock by owners of Depositary Shares. Holders of depositary receipts will pay all other transfer, income and other taxes and governmental charges and certain other charges as are provided in the deposit agreement to be for their accounts. In certain circumstances, the depositary may refuse to transfer Depositary Shares, may withhold dividends and distributions and sell the Depositary Shares evidenced by such depositary receipt if such charges are not paid.

 Miscellaneous

  The depositary will forward to the holders of depositary receipts all reports and communications from us which are delivered to the depositary and which we are required to furnish to the holders of the Equity Stock. In addition, the depositary will make available for inspection by holders of depositary receipts at the principal office of the depositary, and at any other places as it may from time to time deem advisable, any reports and communications which are received by the depositary as the holder of Equity Stock.

  Neither the depositary nor any depositary's agent (as defined in the deposit agreement), nor the registrar (as defined in the deposit agreement) nor the Company assumes any obligation or will be subject to any liability under the deposit agreement to holders of depositary receipts other than for its gross negligence, willful misconduct or bad faith. Neither the depositary, any depositary's agent, the registrar nor the Company will be liable if it is prevented or delayed by law or any circumstance beyond its control in performing its obligations under the deposit agreement. The Company and the depositary are not obligated to prosecute or defend any legal proceeding in respect of any Depositary Shares, depositary receipts or Equity Stock unless reasonably satisfactory indemnity is furnished. The Company and the depositary may rely on written advice of counsel or accountants, on information provided by holders of depositary receipts or other persons believed in good faith to be competent to give such information and on documents believed to be genuine and to have been signed or presented by the proper party or parties.

 Resignation and Removal of Depositary

  The depositary may resign at any time by delivering to us notice of its election to do so, and we may at any time remove the depositary, any such resignation or removal to take effect upon the appointment of a successor depositary and its acceptance of such appointment. The successor depositary must be appointed within 60 days after delivery of the notice for resignation or removal and must be a bank or trust company having its principal office in the United States of America and having a combined capital and surplus of at least $150,000,000.

            PROPOSED AMENDMENT TO EQUITY STOCK AND DEPOSITARY SHARES

  The certificate of determination of the Equity Stock (and the deposit agreement providing for the issuance of the Depositary Shares) provides that we may (but are not obligated to) redeem any or all of the Equity Stock (and the Depositary Shares) on or after March 31, 2005 at $24,500 per share of Equity Stock ($24.50 per Depositary Share). We may redeem Equity Stock (and Depositary Shares) before March 31, 2005, but only to preserve our status as a real estate investment trust. See "Description of Equity Stock and Depositary Shares-- Equity Stock--Redemption" and "--Depositary Shares--Redemption" in this prospectus supplement.

  Our board of directors has proposed an amendment to the certificate of determination of the Equity Stock to extend that date from March 31, 2005 to March 31, 2010. We would continue to have the right at any time to redeem Equity Stock (and Depositary Shares) to preserve our status as a real estate investment trust. The proposed amendment will be considered at our annual meeting of shareholders to be held on May 10, 2001, and requires approval by the holders on the record date of (1) a majority of the outstanding shares of Equity Stock and (2) a majority of the voting power represented by the outstanding shares of Equity Stock and Common Stock, voting together as a single class. Our officers and directors, who own prior to this offering approximately 23% of the Equity Stock and approximately 33% of the voting power of the Company, have informed us that they intend to vote their shares in favor of the proposed amendment. Since the record date for voting on the proposed amendment is March 15, 2001, purchasers of Depositary Shares in this offering will not be entitled to vote on the proposed amendment.

                        FEDERAL INCOME TAX CONSEQUENCES

  The following is a summary of certain federal income tax considerations pertaining to the acquisition, ownership and disposition of the Depositary Shares. The following summary relates solely to the tax considerations relevant specifically to the acquisition, ownership and disposition of Depositary Shares. For a discussion of the taxation of the Company and the tax considerations relevant to shareholders generally, see "Federal Income Tax Consequences--Taxation of the Company" and "--Taxation of U.S. Shareholders Holding Common Stock" in the accompanying prospectus. This discussion is general in nature and not exhaustive of all possible tax considerations, nor does the discussion address any state, local or foreign tax considerations. The discussion is based on current law and does not purport to deal with all aspects of federal income taxation that may be relevant to a prospective shareholder in light of its particular circumstances or to certain types of shareholders (including insurance companies, financial institutions, broker-dealers, tax exempt investors, foreign corporations and persons who are not citizens or residents of the United States) subject to special treatment under the federal income tax laws. We have not requested and will not request a ruling from the Internal Revenue Service (the "Service") with respect to any of the federal income tax issues discussed below. Prospective investors are urged to consult, and must depend on, their tax advisors regarding the federal, state, local, foreign and other tax consequences of holding and disposing of the Depositary Shares.

Taxation of Holders of Depositary Shares

  General. Owners of the Depositary Shares will be treated for federal income tax purposes as if they were owners of the Equity Stock represented by such Depositary Shares. Accordingly, such owners will be entitled to take into account, for federal income tax purposes, income and deductions to which they would be entitled if they were holders of the Equity Stock. See "Description of the Depositary Shares--Federal Income Tax Considerations" in the accompanying prospectus. Withdrawals of Equity Stock for Depositary Shares are not taxable events for federal income tax purposes.

  Dividends and Other Distributions; Backup Withholding. For a discussion of the taxation of the Company, the treatment of dividends and other distributions with respect to shares of the Company, and the backup withholding rules, see "Federal Income Tax Consequences--Taxation of the Company" and "--Taxation of U.S. Shareholders Holding Common Stock" in the accompanying prospectus.

  Sale or Exchange of Depositary Shares. Upon the sale, exchange or other disposition of Depositary Shares to a party other than the Company, a holder of Depositary Shares will realize capital gain or loss measured by the difference between the amount realized on the sale, exchange or other disposition of the Depositary Shares and such holder's adjusted tax basis in the Depositary Shares (provided the Depositary Shares are held as a capital asset). Gain recognized by a shareholder who is an individual, estate or trust upon a sale, exchange or other disposition of Depositary Shares that have been held for more than 12 months will generally be subject to tax at a rate not to exceed 20%. Gain recognized from the sale, exchange or other disposition of Depositary Shares that have been held for 12 months or less will be subject to tax at ordinary income tax rates. In addition, capital gain recognized by a corporate shareholder will continue to be subject to tax at the ordinary income tax rates applicable to corporations. Any loss on a sale, exchange or other disposition of Depositary Shares that were held for six months or less and with respect to which a "capital gain dividend" was received will be treated as a long term capital loss, up to the amount of the capital gain dividend received with respect to such Depositary Shares. For a discussion of capital gain taxation see "Federal Income Tax Consequences--Taxation of U.S. Shareholders Holding Common Stock--Taxpayer Relief Act and IRS Restructuring Act Changes to Capital Gain Taxation" in the accompanying prospectus.

  Redemption of Depositary Shares. Whenever the Company redeems any Equity Stock held by the depositary, the depositary will redeem as of the same redemption date the number of Depositary Shares representing the Equity Stock so redeemed. The treatment to a holder of Depositary Shares accorded to any redemption by the Company (as distinguished from a sale, exchange or other disposition) of Equity Stock held by the depositary and corresponding redemption of Depositary Shares can only be determined on the basis of particular facts as to the holder of Depositary Shares at the time of redemption. In general, a holder of

Depositary Shares will recognize capital gain or loss measured by the difference between the amount received upon the redemption and the holder of the Depositary Shares' adjusted tax basis in the Depositary Shares redeemed (provided the Depositary Shares are held as a capital asset) if such redemption
(i) results in a "complete termination" of a holder's interest in all classes of stock of the Company under Section 302(b)(3) of the Internal Revenue Code of 1986, as amended (the "Code"), (ii) is "substantially disproportionate" with respect to the holder under Section 302(b)(2) of the Code, or (iii) is "not essentially equivalent to a dividend" with respect to the holder under Section 302(b)(1) of the Code. In applying these tests, there must be taken into account not only any Depositary Shares owned by the holder, but also such holder's ownership of Common Stock, equity stock, preferred stock and any options (including stock purchase rights) to acquire any of the foregoing. The holder also must take into account any such securities (including options) which are considered to be owned by such holder by reason of the constructive ownership rules set forth in Sections 318 and 302(c) of the Code.

  If a particular holder of Depositary Shares owns (actually or constructively) no shares of Common Stock or preferred stock of the Company or an insubstantial percentage of the outstanding shares of Common Stock, equity stock or preferred stock of the Company, based upon current law, it is probable that the redemption of Depositary Shares from such a holder would be considered "not essentially equivalent to a dividend." However, whether a distribution is "not essentially equivalent to a dividend" depends on all of the facts and circumstances, and a holder of Depositary Shares intending to rely on any of these tests at the time of redemption should consult its tax adviser to determine their application to its particular situation.

  If the redemption does not meet any of the tests under Section 302 of the Code, then the redemption proceeds received from the Depositary Shares will be treated as a distribution on the Depositary Shares as described under "Federal Income Tax Consequences--Taxation of U.S. Shareholders Holding Common Stock" in the accompanying prospectus. If the redemption is taxed as a dividend, the holder of Depositary Shares' adjusted tax basis in the Depositary Shares will be transferred to any other stockholdings of the holder of Depositary Shares in the Company. If the holder of Depositary Shares owns no other stockholdings in the Company, under certain circumstances, such basis may be transferred to a related person, or it may be lost entirely.

Legislation Affecting REITs

  On December 17, 1999, the Work Incentives Improvement Act of 1999 (the "Act"), which includes certain provisions affecting REITs, was enacted. The REIT provisions of the Act generally are effective for taxable years beginning after December 31, 2000. The Act is intended to ease the current restrictions on a REIT's ability to own the stock of taxable companies. The Act allows REITs to own up to 100% of the stock of companies that have made a joint election with the REIT to be treated as "taxable REIT subsidiaries" ("TRSs"). A TRS will be subject to federal income tax on income as a regular corporation. Under prior law, a REIT generally could not own more than 10% of the voting securities of other corporate issuers, such as the Lock/Box Company (see "Federal Income Tax Consequences--Taxation of the Company--Asset Tests" in the accompanying prospectus). Under the Act, the prior law 10% voting securities test was expanded so that REITs also are prohibited from owning more than (1) 10% of the value of outstanding equity securities of any one corporate issuer, or (2) 10% of the value of certain debt securities of any one issuer of any type, except for companies that elect to be treated as TRSs or companies that qualify for certain grandfather provisions in the Act.

  An important effect of the Act is that TRSs are permitted to offer noncustomary services to the tenants of the REIT (such services could be provided under prior law only by "independent contractors" from which the REIT could not earn any income). TRSs also are able to engage in other income producing activities that typically have been undertaken by REITs only through entities in which a REIT could have a substantial economic interest, but was limited to a 10% or less voting interest (such as the Lock/Box Company). The Act includes certain limitations that prevent income shifting between a REIT and its TRSs (including, for example, interest payments in excess of certain specified levels), in an effort to ensure that TRSs in fact are taxable on the income that they earn. (The Act is designed to force REITs to subject their taxable subsidiaries to the income shifting limitations by prohibiting a REIT from owning more than 10% in either vote or value of the equity securities of a corporate issuer that is not a TRS or 10% of the value of certain debt securities of any one issuer of any type that is not a TRS.) In addition, under prior law, a REIT could not own securities of any single issuer with a value in excess of 5% of the value of all assets of the REIT. The Act also relaxed this limitation, so that a REIT may own all or any portion of the securities of a TRS (or TRSs), so long as (1) the aggregate value of the TRSs does not exceed 20% of the value of all assets of the REIT and (2) the aggregate value of the TRSs, when combined with all other non-REIT assets, does not exceed 25% of the value of all assets of the REIT. The Company and the Lock/Box Company jointly made the TRS election effective as of January 1, 2001.

  Other provisions of the Act that are targeted at REITs include: (1) a reduction in the size of a REIT's required annual distributions to 90% of REIT taxable income (from the prior 95%) (a change that seems likely to have limited effect, given that REITs typically seek to have distributions equal to 100% of their REIT taxable income, so as to avoid paying taxes on any undistributed portion); (2) provisions directed at other segments of the REIT industry, principally the lodging and health-care sectors; and (3) various other technical changes.

                                  UNDERWRITING

  Under the terms and subject to the conditions contained in an underwriting agreement dated April 5, 2001, we have agreed to sell to the underwriters named below the following respective number of Depositary Shares:

                                                                        Number
   Underwriter                                                         of Shares
   -----------                                                         ---------
   Credit Suisse First Boston Corporation ............................   840,000
   Deutsche Banc Alex. Brown .........................................   315,000
   A.G. Edwards & Sons, Inc. .........................................   315,000
   First Union Securities, Inc. ......................................   315,000
   Raymond James & Associates, Inc. ..................................   315,000
                                                                       ---------
     Total............................................................ 2,100,000
                                                                       =========

  The underwriting agreement provides that the underwriters are obligated to purchase all the Depositary Shares in the offering if any are purchased, other than those Depositary Shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

  We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 200,000 additional Depositary Shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of Depositary Shares.

  The underwriters propose to offer the Depositary Shares initially at the public offering price on the cover page of this prospectus supplement and to selling group members at that price less a selling concession of $0.60 per share. The underwriters and selling group members may allow a discount of $0.10 per Depositary Share on sales to other broker/dealers. After the public offering of Depositary Shares, the underwriters may change the public offering price and concession and discount to broker/dealers.

  The Depositary Shares are traded on the NYSE under the symbol "PSA.A."

  The following table summarizes the compensation and estimated expenses we will pay:

                                    Per Share                       Total
                          ----------------------------- -----------------------------
                             Without          With         Without          With
                          Over-allotment Over-allotment Over-allotment Over-allotment
                          -------------- -------------- -------------- --------------
Underwriting Discounts
 and
 Commissions paid by us..     $1.00          $1.00        $2,100,000     $2,300,000
Expenses payable by us..      $0.05          $0.04        $  100,000     $  100,000

  In connection with this offering, all of our executive officers and directors entered into lock-up agreements expiring 45 days from the date of this prospectus supplement covering all Depositary Shares and shares of Equity Stock held by each of them. In addition, we entered into a lock-up agreement expiring 45 days from the date of this prospectus supplement covering all Depositary Shares and shares of Equity Stock. Except under certain circumstances, we and these persons may sell these securities only with written approval of Credit Suisse First Boston Corporation during such period.

  We have agreed to indemnify the underwriters against liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in that respect.

  First Union National Bank, an affiliate of First Union Securities, Inc., is a lender under our credit facility. We intend to use net proceeds from the sale of Depositary Shares to repay outstanding borrowings under the credit facility. See "Use of Proceeds" in this prospectus supplement. First Union National Bank will receive its proportionate share (one-fifteenth) of the amounts repaid. The underwriters' decision to distribute the Depositary Shares was made independent of First Union National Bank, which was not involved in determining whether or when to distribute the Depositary Shares under this offering or the terms of this offering. The underwriters, exclusive of First Union Securities, Inc.'s affiliate that will receive proceeds from the offering as described above, will not receive any benefit from this offering other than their respective portions of the discounts and commissions described in this prospectus supplement.

  Some of the underwriters have from time to time conducted investment banking services on our behalf for which they have received customary fees.

  In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

  . Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  . Over-allotment involves sales by the underwriters of shares in excess of the number of Depositary Shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of Depositary Shares over-allotted by the underwriters is not greater than the number of Depositary Shares that they may purchase in the over-allotment option. In a naked short position, the Depositary Shares involved is greater than the number of Depositary Shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing Depositary Shares in the open market.

  . Syndicate covering transactions involve purchases of the Depositary
    Shares in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of Depositary Shares to close out the short position, the underwriters will consider, among other things, the price of Depositary Shares available for purchase in the open market as compared to the price at which they may purchase Depositary Shares through the over-allotment option. If the underwriters sell more Depositary Shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying Depositary Shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the Depositary Shares in the open market after pricing that could adversely affect investors who purchase in the offering.

  . Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the Depositary Shares originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our Depositary Shares or preventing or retarding a decline in the market price of the Depositary Shares. As a result the price of our Depositary Shares may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The New York Stock Exchange or otherwise and if commenced, may be discontinued at any time.

                          NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

  The distribution of the Depositary Shares in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of Depositary Shares are made. Any resale of the Depositary Shares in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the Depositary Shares.

Representations of Purchasers

  By purchasing Depositary Shares in Canada and accepting a purchase confirmation a purchaser is representing to us and the dealer from whom the purchase confirmation is received that

  . the purchaser is entitled under applicable provincial securities laws to purchase the Depositary Shares without the benefit of a prospectus qualified under those securities laws,

  . where required by law, that the purchaser is purchasing as principal and not as agent, and

  . the purchaser has reviewed the text above under Resale Restrictions.

Rights of Action (Ontario Purchasers)

  The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Ontario securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

Enforcement of Legal Rights

  All of the issuer's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

Notice to British Columbia Residents

  A purchaser of Depositary Shares to whom the Securities Act (British Columbia) applies is advised that the purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any Depositary Shares acquired by the purchaser pursuant to this offering. The report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from us. Only one report must be filed for Depositary Shares acquired on the same date and under the same prospectus exemption.

Taxation and Eligibility for Investment

  Canadian purchasers of Depositary Shares should consult their own legal and tax advisors with respect to the tax consequences of an investment in the Depositary Shares in their particular circumstances and about the eligibility of the Depositary Shares for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL OPINIONS

  Certain legal matters relating to the Equity Stock and the Depositary Shares will be passed upon for us by David Goldberg, our senior vice-president and general counsel, and for the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, Los Angeles, California. Hogan & Hartson L.L.P., Washington, D.C., has delivered an opinion as to our status as a REIT. See "Federal Income Tax Consequences" in the accompanying prospectus. Mr. Goldberg owns 111,713 shares of Common Stock, 4,048 Depositary Shares, 600 shares of preferred stock, and has options to acquire an additional 356,167 shares of Common Stock. Skadden, Arps, Slate, Meagher & Flom LLP has from time to time represented us and our affiliates on unrelated matters.

                                    EXPERTS

  Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended December 31, 2000, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

Prospectus

$800,000,000

Public Storage, Inc.

  By this prospectus, we may offer-

    Common Stock
    Preferred Stock
    Equity Stock
    Depositary Shares
    Warrants

                                          We will provide the
                                          specific terms of these
                                          securities in
                                          supplements to this
                                          prospectus. You should
                                          read this prospectus and
                                          the supplements
                                          carefully before you
                                          invest.


  Please read "Risk Factors" beginning on page 1 for a discussion of material risks you should consider before you invest.

  Our common stock is listed and traded on the New York Stock Exchange and the Pacific Exchange under the symbol "PSA."

-------------------------------------------------------------------------------
 Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved the securities to be issued under this prospectus or determined if this prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.
-------------------------------------------------------------------------------

This prospectus may not be used to sell securities unless accompanied by a prospectus supplement.

                                  July 8, 1999

  You should rely only on the information contained in or incorporated by reference in this prospectus and any accompanying prospectus supplement. We have not authorized anyone to provide you with different information. We are not making an offer to sell these securities in any state where the offer is not permitted. The information contained in or incorporated by reference in this prospectus is accurate only as of the date on the front of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

                                 ------------

                               TABLE OF CONTENTS

                                                                           Page
                                                                           ----
Risk Factors
  The Hughes family could control us......................................   1
  Provisions in our organizational documents may prevent changes in
   control................................................................   1
  We would incur adverse tax consequences if we fail to qualify as a
   REIT...................................................................   1
  We would incur a corporate level tax if we sell certain assets..........   1
  We and our shareholders are subject to financing risks..................   1
    Debt increases risk of loss...........................................   1
    Issuing additional shares reduces the interest of existing
     shareholders.........................................................   1
  Since our business consists primarily of acquiring and operating real
   estate, we are subject to real estate operating risks..................   2
    Value of our investments may be reduced by general risks of real
     estate ownership.....................................................   2
    There is significant competition among mini-warehouses................   2
    We may incur significant environmental costs and liabilities..........   2
  The Hughes family receives the benefit of tenant reinsurance premiums...   3
  We have no interest in Canadian mini-warehouses owned by the Hughes
   family.................................................................   3
  The Hughes family has an interest in our merchandise operations.........   3
  Our portable self-storage business has incurred operating losses........   3
About This Prospectus.....................................................   3
Where You Can Find More Information.......................................   4
Forward-Looking Statements................................................   5
The Company...............................................................   5
Use of Proceeds...........................................................   6
Ratio of Earnings to Fixed Charges........................................   6
Description of Common Stock and Class B Common Stock......................   6
  Common Stock............................................................   6
  Ownership Limitations...................................................   7
  Class B Common Stock....................................................   8
Description of Preferred Stock............................................   9
  Outstanding Preferred Stock.............................................   9
  Ownership Limitations...................................................   9
  Future Series of Preferred Stock........................................   9
Description of Equity Stock...............................................  13
  Ownership Limitations...................................................  14
  Terms of Equity Stock...................................................  14
Description of the Depositary Shares......................................  16
  Dividends...............................................................  16
  Liquidation Rights......................................................  17
  Redemption..............................................................  17
  Conversion..............................................................  17
  Voting..................................................................  17

                                                                           Page
                                                                           ----
  Withdrawal of Preferred Stock or Equity Stock...........................  17
  Amendment and Termination of Deposit Agreement..........................  18
  Charges of Depositary...................................................  18
  Miscellaneous...........................................................  18
  Resignation and Removal of Depositary...................................  18
  Federal Income Tax Consequences.........................................  19
Description of Warrants...................................................  19
Federal Income Tax Consequences...........................................  20
  Taxation of the Company.................................................  20
  Taxation of U.S. Shareholders Holding Common Stock......................  26
  Taxation of Non-U.S. Shareholders.......................................  29
  Proposed Changes to REIT Qualification Requirements.....................  31
  Taxation of Holders of Preferred Stock, Equity Stock, Depositary Shares
   and Warrants...........................................................  32
  State and Local Taxes...................................................  32
Plan of Distribution......................................................  32
Legal Opinions............................................................  34
Experts...................................................................  34

                                  RISK FACTORS

  Before investing in our securities, you should consider the following risks and detriments:

The Hughes family could control us.

  The Hughes family owns approximately 30% of our outstanding shares of common stock (approximately 33% upon conversion of our class B common stock). Consequently, the Hughes family could control matters submitted to a vote of our shareholders, including electing directors, amending our organizational documents, dissolving and approving other extraordinary transactions, such as a takeover attempt.

Provisions in our organizational documents may prevent changes in control.

  Restrictions in our organizational documents may further limit changes in control. Unless our board of directors waives these limitations, no shareholder may own more than (1) 2.0% of the outstanding shares of our common stock or (2) 9.9% of the outstanding shares of each class or series of our preferred or equity stock. Our organizational documents in effect provide, however, that the Hughes family may continue to own the shares of our common stock held at the time of a 1995 reorganization. These limitations are designed, to the extent possible, to avoid a concentration of ownership that might jeopardize our ability to qualify as a real estate investment trust or REIT. These limitations, however, also make a change of control significantly more difficult (if not impossible) even if it would be favorable to the interests of our public shareholders. These provisions will prevent future takeover attempts not approved by our board of directors even if a majority of our public shareholders deem it to be in their best interests because they would receive a premium for their shares over the shares' then market value or for other reasons. See "Description of Common Stock and Class B Common Stock--Ownership Limitations."

We would incur adverse tax consequences if we fail to qualify as a REIT.

  You will be subject to the risk that we may not qualify as a REIT. As a REIT, we must distribute at least 95% of our REIT taxable income to our shareholders, which include not only holders of our common stock but also holders of our preferred stock. Failure to pay full dividends on the preferred stock would prevent us from paying dividends on our common stock and could jeopardize our qualification as a REIT. See "Federal Income Tax Consequences--Taxation of the Company."

  For any taxable year that we fail to qualify as a REIT and the relief provisions do not apply, we would be taxed at the regular corporate rates on all of our taxable income, whether or not we make any distributions to our shareholders. Those taxes would reduce the amount of cash available for distribution to our shareholders or for reinvestment. As a result, our failure to qualify during any taxable year as a REIT could have a material adverse effect upon us and our shareholders. Furthermore, unless certain relief provisions apply, we would not be eligible to elect REIT status again until the fifth taxable year that begins after the first year for which we fail to qualify.

We would incur a corporate level tax if we sell certain assets.

  We will generally be subject to a corporate level tax if before November 2005 we sell any of the assets we acquired in a November 1995 reorganization.

We and our shareholders are subject to financing risks.

  Debt increases risk of loss. In making real estate investments, we may borrow money, which increases the risk of loss. At March 31, 1999, our debt of $180.8 million was approximately 4.4% of our total assets.

  Issuing additional shares reduces the interest of existing shareholders. Issuing additional securities can dilute the interest of our shareholders in our company. We intend to issue additional securities under this registration statement. See "Description of Common Stock and Class B Common Stock", "Description of Preferred Stock" and "Description of Equity Stock," for a discussion of the terms of the preferred stock, common stock and equity stock.

  If we liquidated, holders of our preferred stock will be entitled to receive, before any distribution of assets to holders of our common stock, liquidating distributions (a total of approximately $1.1 billion with respect to preferred stock outstanding at March 31, 1999), plus any accrued and unpaid dividends. Holders of preferred stock are entitled to receive, when declared by our board of directors, cash dividends (a total of approximately $95.2 million per year with respect to preferred stock outstanding at March 31, 1999), in preference to holders of our common stock.

Since our business consists primarily of acquiring and operating real estate, we are subject to real estate operating risks.

  Value of our investments may be reduced by general risks of real estate ownership. Since we derive substantially all of our income from real estate operations, we are subject to the general risks of owning real estate-related assets, including

  . lack of demand for rental spaces or units in a locale;

  . changes in general economic or local conditions;

  . changes in supply of or demand for similar or competing facilities in an area;

  . the impact of environmental protection laws;

  . changes in interest rates and availability of permanent mortgage funds which may render the sale or financing of a property difficult or unattractive; and

  . changes in tax, real estate and zoning laws.

  There is significant competition among mini-warehouses. Most of our properties are mini-warehouses, which represented 91% of our total revenues generated during 1998. Competition in the market areas in which many of our properties are located is significant and has affected the occupancy levels, rental rates and operating expenses of some of our properties. Any increase in availability of funds for investment in real estate may accelerate competition. Recent increases in development of mini-warehouses are expected to further intensify competition among mini-warehouse operators in certain market areas in which we operate.

  We may incur significant environmental costs and liabilities. As an owner and operator of real properties, under various federal, state and local environmental laws, we are required to clean up spills or other releases of hazardous or toxic substances on or from our properties. Certain environmental laws impose liability whether or not the owner knew of, or was responsible for, the presence of the hazardous or toxic substances. In some cases, liability may not be limited to the value of the property. The presence of these substances, or the failure to properly remediate any resulting contamination, also may adversely affect the owner's or operator's ability to sell, lease or operate its property or to borrow using its property as collateral.

  We have conducted preliminary environmental assessments of most of our properties (and intend to conduct these assessments in connection with property acquisitions) to evaluate the environmental condition of, and potential environmental liabilities associated with, our properties. These assessments generally consist of an investigation of environmental conditions at the property (not including soil or groundwater sampling or analysis), as well as a review of available information regarding the site and publicly available data regarding conditions at other sites in the vicinity. In connection with these property assessments, our operations and recent property acquisitions, we have become aware that prior operations or activities at some facilities or from nearby locations have or may have resulted in contamination to the soil or groundwater at these facilities. In this regard, some of our facilities are or may be the subject of federal or state environmental investigations or remedial actions. We have obtained, with respect to recent acquisitions and intend to obtain with respect to pending or future acquisitions, appropriate purchase price adjustments or indemnifications that we believe are sufficient to cover any related potential liabilities. Although we cannot provide any assurance, based on the preliminary environmental assessments, we believe we have funds available to cover any liability (estimated at $4 million) from environmental contamination or potential contamination and we are not aware of any environmental contamination of our facilities material to our overall business, financial condition or results of operation.

The Hughes family receives the benefit of tenant reinsurance premiums.

  A corporation owned by the Hughes family reinsures policies insuring against losses to goods stored by tenants in our mini-warehouses. We believe that the availability of insurance reduces our potential liability to tenants for losses to their goods from theft or destruction. That corporation will continue to receive the premiums and bear the risks associated with the reinsurance. We have a right of first refusal to acquire the stock or assets of that corporation if the Hughes family or the corporation agree to sell them, but we have no interest in its operations and no right to acquire the stock or assets of the corporation unless the Hughes family decides to sell. If we owned the reinsurance business, the insurance premiums would be nonqualifying income under the REIT tax rules. In the absence of a change in tax laws, REIT requirements would likely preclude us from exercising our right of first refusal to acquire the stock of the reinsurance corporation.

We have no interest in Canadian mini-warehouses owned by the Hughes family.

  The Hughes family owns and operates mini-warehouses in Canada. We have a right of first refusal to acquire the stock or assets of the corporation engaged in these operations if the Hughes family or the corporation agree to sell them. However, we have no interest in the operations of that corporation and no right to acquire that stock or assets unless the Hughes family decides to sell.

The Hughes family has an interest in our merchandise operations.

  At almost all of our mini-warehouses, a related corporation offers for sale to the general public, including mini-warehouse tenants, a variety of items such as locks and boxes to assist in the moving and storage of goods. Because the revenues received from the sale of these items would be nonqualifying income under the REIT tax rules, we own the nonvoting preferred stock of that corporation (representing 95% of the equity). The Hughes family owns the voting common stock of that corporation (representing 5% of the equity).

Our portable self-storage business has incurred operating losses.

  We organized Public Storage Pickup & Delivery in 1996 to operate a portable self-storage business. We own substantially all of the economic interest of Pickup & Delivery. Since Pickup & Delivery will operate profitably only if it can succeed in the relatively new field of portable self-storage, we cannot provide any assurance as to its profitability. As a start-up enterprise, Pickup & Delivery incurred operating losses of $31,700,000 in 1997, $31,022,000 in 1998 and $3,936,000 for the first quarter of 1999. See "Federal Income Tax Consequences--Taxation of the Company" concerning the treatment of income from and investment in Pickup & Delivery for purposes of the REIT income and asset tests.

                             ABOUT THIS PROSPECTUS

  This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission using a "shelf" registration process. Under this shelf process, we may sell from time to time up to $800,000,000 of our common stock, preferred stock, equity stock, depositary shares and warrants, in any combination. This prospectus provides a general description of the securities that we may offer. Each time we offer any of the types of securities described in this prospectus, we will prepare and distribute a prospectus supplement that will contain a description of the specific terms of the securities being offered and of the offering. The prospectus supplement may also supplement the information contained in this prospectus. You should read both this prospectus and the applicable prospectus supplement, together with the additional information described under the heading "Where You Can Find More Information," before purchasing any securities.

  Unless otherwise indicated or unless the context requires otherwise, all references in this prospectus to "the Company," "we," "us," "our" and similar references mean Public Storage, Inc. and its subsidiaries.

                      WHERE YOU CAN FIND MORE INFORMATION

  We are subject to the reporting requirements of the Securities Exchange Act of 1934, and are required to file annual, quarterly and special reports with the Securities and Exchange Commission. You may read and copy any of these documents at the Commission's public reference rooms at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at Seven World Trade Center, 13th Floor, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. You may telephone the Commission at 1-800-SEC-0330 for further information on the Commission's public reference facilities. The Commission also maintains a computer site on the World Wide Web (http://www.sec.gov) that contains the reports, proxy and information statements and other information that we and other registrants file electronically with the Commission. You can also inspect reports and other information we file at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005, and the Pacific Exchange, 301 Pine Street, San Francisco, California 94104.

  This prospectus is a part of a registration statement on Form S-3 filed with the Commission to register offers and sales of the securities described in this prospectus under the Securities Act of 1933. The registration statement contains additional information about us and the securities. You may obtain the registration statement and its exhibits from the Commission as indicated above or from us.

  The Commission allows us to provide information about our business and other important information to you by "incorporating by reference" the information we file with the Commission, which means that we can disclose that information to you by referring in this prospectus to the documents we file with the Commission. Under the Commission's regulations, any statement contained in a document incorporated by reference in this prospectus is automatically updated and superseded by any information contained in this prospectus, or in any subsequently filed document of the types described below.

  We incorporate into this prospectus by reference the following documents filed by us with the Commission, each of which should be considered an important part of this prospectus:

             SEC Filing (File No. 1-8389)            Period Covered or Date of Filing
             ----------------------------            --------------------------------
   Annual Report on Form 10-K...................... Year ended December 31, 1998
   Quarterly Report on Form 10-Q................... Quarter ended March 31, 1999
   Current Reports on Form 8-K..................... Dated January 13, 1999 and March
                                                     4, 1999
   Description of our common stock contained in
    Registration Statement on Form 8-A, as
    supplemented by the description of our common
    stock contained in this prospectus............. Effective June 30, 1981
   All subsequent documents filed by us under
    Sections 13(a), 13(c), 14 or 15(d) of the
    Exchange Act of 1934........................... After the date of this prospectus and before the termination of the
                                                     offering

  You may request a copy of each of our filings at no cost, by writing or telephoning us at the following address, telephone or facsimile number:

      Investor Services Department
      Public Storage, Inc.
      701 Western Avenue
      Glendale, California 91201-2397
      Telephone: (800) 421-2856
                 (818) 244-8080
      Facsimile: (818) 241-0627

  Exhibits to a document will not be provided unless they are specifically incorporated by reference in that document.

                          FORWARD-LOOKING STATEMENTS

  This prospectus includes or incorporates by reference forward-looking statements, including those identified by the words "expects," "believes," "anticipates," "should," "estimates," "may," "will," "seeks," "intends," "plans," "pro forma," or the negative of these words and phrases or similar expressions that convey the uncertainty of future events or outcomes. Discussions of strategy, plans or intentions also include forward-looking statements. Forward-looking statements are subject to risks and uncertainties and you should not rely on them as predictions of future events. In addition to the factors described in this prospectus under "Risk Factors," some of these factors include:

  . the impact of competition from new and existing mini-warehouse and commercial facilities which could impact rents and occupancy levels at our facilities;

  . our ability to evaluate, finance and integrate acquired and developed properties into our existing operations;

  . our ability to effectively compete in the markets in which we do business;

  . the impact of the regulatory environment as well as national, state and local laws and regulations, including, without limitation, those governing real estate investment trusts;

  . profitability of the Pickup and Delivery business;

  . the impact of general economic conditions upon rental rates and occupancy levels at our facilities; and

  . the availability of permanent capital at attractive rates.

  These factors, as well as changes in the mini-warehouse and commercial real estate markets and the general economy, could cause future events and actual results to differ materially from those set forth or contemplated in the forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus or in the incorporated documents might not occur and actual results could be substantially different than expected.

                                  THE COMPANY

  We are a fully integrated, self-administered and self-managed real estate investment trust or REIT that acquires, develops, owns and operates mini-warehouses. We are the largest owner and operator of mini-warehouses in the United States. At March 31, 1999, we had equity interests (through direct ownership, as well as general and limited partnership interests) in 1,313 mini-warehouses located in 37 states. We also own an interest in PS Business Parks, Inc., a REIT that owns and operates commercial properties.

  We elected to be taxed as a REIT beginning with our 1981 taxable year. To the extent that we continue to qualify as a REIT, we will not be taxed, with certain limited exceptions, on the net income that we distribute currently to our shareholders. We were incorporated in California in 1980. Our principal executive offices are located at 701 Western Avenue, Glendale, California 91201-2397. Our telephone number is (818) 244-8080.

                                USE OF PROCEEDS

  We intend to use the net proceeds from the sale of the securities described in this prospectus to make investments in mini-warehouses, including development, interests in partnerships and mortgage loans and for general business purposes, including repayment of debt. Pending their use, we may invest the net proceeds in short-term, interest bearing securities.

                      RATIO OF EARNINGS TO FIXED CHARGES

  We compute our ratio of earnings to combined fixed charges and preferred stock dividends by dividing our earnings by the sum of our fixed charges and preferred stock dividends. Earnings consists of net income before minority interest in income, loss on early extinguishment of debt and gain on disposition of real estate plus fixed charges (other than preferred stock dividends) less the portion of minority interest in income which does not contribute to fixed charges.

                                        For the Three
                                        Months Ended     For the Year Ended
                                          March 31,         December 31,
                                        ------------- ------------------------
                                         1999   1998  1998 1997 1996 1995 1994
                                        ------ ------ ---- ---- ---- ---- ----
   Ratio of earnings to combined fixed
    charges and preferred stock
    dividends.........................    2.67   2.21 2.73 1.91 2.07 2.04 2.22

             DESCRIPTION OF COMMON STOCK AND CLASS B COMMON STOCK

  We are authorized to issue up to 200,000,000 shares of common stock and up to 7,000,000 shares of class B common stock. At May 31, 1999, we had outstanding 129,253,891 shares of common stock (excluding shares issuable upon conversion of convertible securities and shares subject to options) and 7,000,000 shares of class B common stock.

Common Stock

  The following description of our common stock sets forth certain general terms and provisions of our common stock to which any prospectus supplement may relate, including a prospectus supplement providing that common stock will be issuable upon conversion of preferred stock or equity stock or upon the exercise of warrants. The statements below describing our common stock are in all respects subject to and qualified in their entirety by reference to the applicable provisions of our articles of incorporation and bylaws.

  Holders of our common stock will be entitled to receive dividends when, as and if declared by our board of directors, out of funds legally available for distribution. If we fail to pay dividends on our outstanding preferred stock, generally we may not pay dividends on our common stock or repurchase those shares. If we liquidate, dissolve or wind up our affairs, holders of common stock will be entitled to share equally and ratably in any assets available for distribution to them, after payment or provision for payment of our debts and other liabilities and the preferential amounts owing with respect to any of our outstanding preferred stock. Holders of our common stock have no preemptive rights, which means they have no right to acquire any additional shares of common stock that we may issue at a later date. See "Description of Preferred Stock."

  The holders of our common stock are entitled to cast one vote for each share on all matters presented to our holders for a vote, with the exception that they have cumulative voting rights with respect to the election of our board of directors, in accordance with California law. Cumulative voting means that each holder of our common stock is entitled to cast as many votes as there are directors to be elected multiplied by the number of shares registered in his or her name. A holder of our common stock may cumulate the votes for directors by casting all of the votes for one candidate or by distributing the votes among as many candidates as he or she chooses. The outstanding shares of our common stock are, and additional shares of common stock will be, when issued, fully paid and nonassessable.

  The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock or our equity stock which are outstanding or which we may designate and issue in the future. See "Description of Preferred Stock" and "Description of Equity Stock."

Ownership Limitations

  To qualify as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"), no more than 50% in value of our outstanding shares of capital stock may be owned, directly or constructively under the applicable attribution rules of the Code, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year. In order to maintain our qualification as a REIT, our articles of incorporation restrict the number of shares of capital stock that any shareholder may own.

  In a series of transactions among Public Storage Management, Inc. and its affiliates (collectively, "Public Storage Management"), culminating in the November 16, 1995 merger of Public Storage Management into Storage Equities, Inc., Storage Equities became self-administered and self-managed, acquired substantially all of Public Storage Management's United States real estate interests and was renamed "Public Storage, Inc."

  Our articles of incorporation and bylaws provide that, subject to certain exceptions, no holder may own, or be deemed to own by virtue of the attribution provisions of the Code, more than (A) 2.0% of the outstanding shares of our common stock and (B) 9.9% of the outstanding shares of each class or series of shares of our preferred stock or equity stock and that all shares of stock be imprinted with a legend setting forth that restriction. Our articles of incorporation provide, however, that no person will be deemed to exceed the ownership limit solely by reason of the beneficial ownership of shares of any class of stock to the extent that those shares of stock were beneficially owned by the person (including the Hughes family) after the merger with Public Storage Management. Thus, this limitation does not affect the ownership of common stock held by the Hughes family at the time of the merger. The ownership limitation is intended to preserve our REIT status in view of the Hughes family's substantial ownership interest in us. We cannot provide any assurance, however, that this ownership limit will enable us to satisfy the requirement that a REIT not be "closely held" within the meaning of Section 856(h) of the Code for any given taxable year.

  Our articles of incorporation and bylaws provide that our board of directors, in its sole and absolute discretion, may grant exceptions to the ownership limits, so long as (A) our board has determined that we would not be "closely held" within the meaning of Section 856(h) of the Code (without regard to whether the event in question takes place during the second half of a taxable year) and would not otherwise fail to qualify as a REIT, after giving effect to an acquisition by an excepted person of beneficial ownership of the maximum amount of capital stock permitted as a result of the exception to be granted, and taking into account the existing and permitted ownership by other persons of stock (taking into account any other exceptions granted) and (B) the excepted persons provide to our board the representations and undertakings as our board may require. In any case, no holder may own or acquire, either directly, indirectly or constructively under the applicable attribution rules of the Code, any shares of any class of capital stock if the ownership or acquisition (1) would cause more than 50% in value of our outstanding capital stock to be owned, either directly or constructively, under the applicable attribution rules of the Code, by five or fewer individuals (as defined in the Code to include certain tax-exempt entities, other than, in general, qualified domestic pension funds), (2) would result in our stock being beneficially owned by less than 100 persons (determined without reference to any rules of attribution), or (3) would otherwise result in our failing to qualify as a REIT.

  Our articles of incorporation and bylaws generally provide that if any holder of capital stock purports to transfer shares to a person or there is a change in our capital structure, and either the transfer or the change in capital structure would result in our failing to qualify as a REIT, or the transfer or the change in capital structure would cause the transferee to hold shares in excess of the applicable ownership limit, then the shares causing the violation will be automatically transferred to a trust for the benefit of a designated charitable beneficiary. The purported transferee of those shares will have no right to receive dividends or other distributions with respect to them and will have no right to vote the shares. Any dividends or other distributions paid to the purported transferee prior to our discovery that the shares have been transferred to a trust will be paid to the trustee of the trust for the benefit of the charitable beneficiary upon demand. The trustee will designate a transferee of those shares so long as the shares would not violate the restrictions on ownership or transfer in our articles of incorporation in the hands of the designated transferee. Upon the sale of the shares, the purported transferee will receive out of any proceeds remaining after payment of expenses of the charitable trust and us the lesser of (A)(1) the price per share the purported transferee paid for the stock in the purported transfer that resulted in the transfer of the shares to the trust, or (2) if the transfer or other event that resulted in the transfer of the shares to the trust was not a transaction in which the purported transferee gave full value for the shares, a price per share equal to the market price on the date of the purported transfer or other event that resulted in the transfer of the shares to the trust and (B) the price per share received by the trustee from the sale or other disposition of the shares held in the trust. Each purported transferee will be deemed to have waived any claims the purported transferee may have against the trustee and us arising from the disposition of the shares, except for claims arising from the trustee's or our gross negligence, willful misconduct, or failure to make payments when required by our articles of incorporation.

  In addition, our bylaws provide our board of directors with the power to prevent the transfer of shares of capital stock or to redeem shares of capital stock if the board of directors determines in good faith that the action is necessary to preserve our status as a REIT.

Class B Common Stock

  Our class B common stock:

    (1) Does not participate in distributions on our common stock until the later to occur of (A) funds from operations per common share (as defined below) totalling $1.80 during any period of four consecutive calendar quarters and (B) January 1, 2000. After January 1, 2000, our class B common stock will participate in distributions (other than liquidating distributions) at the rate of 97% of the per share distributions on our common stock, provided that cumulative distributions of at least $.22 per quarter (beginning with the 4th quarter of 1995) per share have been paid on our common stock;

    (2) Does not participate in liquidating distributions;

    (3) Is not entitled to vote (except as expressly required by California law); and

    (4) Will automatically convert into our common stock, on a share for share basis, upon the later to occur of (A) funds from operations per common share aggregating $3.00 during any period of four consecutive calendar quarters and (B) January 1, 2003.

  For these purposes:

    (1) Funds from operations means net income (loss) (computed in accordance with GAAP) before (A) gain (loss) on early extinguishment of debt, (B) minority interest in income and (C) gain (loss) on disposition of real estate, adjusted as follows: (1) plus depreciation and amortization (including our pro-rata share of depreciation and amortization of unconsolidated equity interests and amortization of assets acquired in the 1995 merger (including property management agreements and goodwill)), and
  (2) less funds from operations attributable to minority interest. Funds from operations is a supplemental performance measure for equity REITs as defined by the National Association of Real Estate Investment Trusts, Inc. This definition does not specifically address the treatment of minority interest in the determination of funds from operations or the treatment of the amortization of property management agreements and goodwill. In our case, funds from operations represents amounts attributable to shareholders after deducting amounts attributable to the minority interests and before deductions for the amortization of property management agreements and goodwill. Funds from operations does not take into consideration scheduled principal payments on debt, capital improvements, distributions and our other obligations. Accordingly, funds from operations is not a substitute for our cash flow or net income as a measure of our liquidity or operating performance or ability to pay distributions.

    (2) Funds from operations per common share means funds from operations less dividends on preferred stock (other than dividends on our convertible preferred stock) divided by the outstanding weighted average shares of our common stock assuming conversion of all outstanding convertible securities and our class B common stock.

                         DESCRIPTION OF PREFERRED STOCK

  We are authorized to issue up to 50,000,000 shares of preferred stock. At May 31, 1999, we had outstanding 11,138,850 shares of preferred stock (of which 32,850 shares were represented by 32,850,000 depositary shares). Our articles of incorporation provide that the preferred stock may be issued from time to time in one or more series and give our board of directors broad authority to fix the dividend and distribution rights, conversion and voting rights, if any, redemption provisions and liquidation preferences of each series of preferred stock. Holders of preferred stock have no preemptive rights. The preferred stock will be, when issued, fully paid and nonassessable.

  Although the issuance of preferred stock with special voting rights (or common stock) could be used to deter attempts to obtain control of us in transactions not approved by our board of directors, we have no present intention to issue stock for that purpose.

Outstanding Preferred Stock

  At May 31, 1999, we had outstanding 12 series of preferred stock. Each series
(1) has a stated value of $25.00 per share or depositary share, (2) in preference to the holders of shares of our common stock and any other capital stock ranking junior to our preferred stock as to payment of dividends, provides for cumulative quarterly dividends calculated as a percentage of the stated value (ranging from 8% to 10% per year in the case of 11 series of our fixed rate preferred stock and a rate adjustable quarterly ranging from 6.75% to 10.75% per year in the case of a series of our adjustable rate preferred stock) and (3) is subject to redemption, in whole or in part, at our option at a cash redemption price of $25.00 per share or depositary share, plus accrued and unpaid dividends (on and after June 30, 1999 in the case of our adjustable rate preferred stock and on or after various dates between December 31, 2000 and April 30, 2005 in the case of the series of our fixed rate preferred stock).

  If we voluntarily or involuntarily liquidate, dissolve or wind up, the holders of the preferred stock will be entitled to receive out of our assets available for distribution to shareholders, before any assets are distributed to holders of our common stock or any other shares of capital stock ranking junior to the preferred stock, liquidating distributions equal to $25 per share or depositary share, plus all accrued and unpaid dividends.

  Except as expressly required by law and in certain other limited circumstances, holders of the preferred stock are not entitled to vote. Our board of directors will not, without the consent of holders of at least 66 2/3% of the outstanding shares of the preferred stock, voting as a single class, authorize another class of shares senior to the preferred stock.

Ownership Limitations

  For a discussion of the ownership limitations that apply to preferred stock, see "Description of Common Stock and Class B Common Stock--Ownership Limitations."

Future Series of Preferred Stock

  Below is a description of some general terms and provisions of our preferred stock which may be specified in a prospectus supplement. The statements below describing the preferred stock are in all respects subject to and qualified in their entirety by reference to the applicable provisions of our articles of incorporation (including the applicable form of certificate of determination) and bylaws.

  You should read the prospectus supplement relating to the preferred stock being offered for specific terms, including:

     (1) the title and stated value of the preferred stock;

     (2) the number of shares of the preferred stock being offered, the liquidation preference per share and the offering price of the preferred stock;

     (3) the dividend rate, period and payment date or method of calculation applicable to the preferred stock;

     (4) the date from which dividends on the preferred stock accumulates, if applicable;

     (5) the provision for a sinking fund, if any, for the preferred stock;

     (6) the provision for redemption, if applicable, of the preferred stock;

     (7) any listing of the preferred stock on any securities exchange;

     (8) the terms and conditions, if applicable, upon which the preferred stock will be convertible into common stock, including the conversion price (or manner of calculation);

     (9) the voting rights, if any, of the preferred stock;

    (10) any other specific terms, preferences, rights, limitations or restrictions of the preferred stock;

    (11) the relative ranking and preferences of the preferred stock as to dividend rights and rights upon liquidation, dissolution or winding up of our affairs; and

    (12) any limitations on issuance of any series of preferred stock ranking senior to or on a parity with the series of preferred stock as to dividend rights and rights upon liquidation, dissolution or winding up of our affairs.

  Ranking. The ranking of the preferred stock will be set forth in the applicable prospectus supplement. Unless otherwise specified in the applicable prospectus supplement, the preferred stock will, with respect to dividend rights and rights upon liquidation, dissolution or winding up of our affairs, rank:

    (1) senior to the common stock, any additional class of common stock, existing and future equity stock and any series of preferred stock junior to the preferred stock;

    (2) on a parity with all preferred stock previously issued by us the terms of which specifically provide that the preferred stock rank on a parity with the preferred stock being offered; and

    (3) junior to all preferred stock previously issued by us the terms of which specifically provide that the preferred stock rank senior to the preferred stock being offered.

  Dividends. Holders of shares of the preferred stock of each series being offered will be entitled to receive, when, as and if declared by our board of directors, out of our assets legally available for payment, cash dividends at the rates and on the dates as will be set forth in the applicable prospectus supplement. Each dividend will be payable to holders of record as they appear on our stock transfer books on the record dates fixed by our board of directors.

  Dividends on any series of the preferred stock being offered may be cumulative or non-cumulative, as provided in the applicable prospectus supplement. Dividends, if cumulative, will be cumulative from and after the date set forth in the applicable prospectus supplement. If our board of directors fails to declare a dividend payable on a dividend payment date on any series of the preferred stock for which dividends are noncumulative, the holders of the series of the preferred stock will have no right to receive a dividend in respect of the dividend period ending on that dividend payment date, and we will have no obligation to pay the dividend accrued for the period, whether or not dividends on that series are declared payable on any future dividend payment date.

  No dividends (other than in common stock or other capital stock ranking junior to the preferred stock of any series as to dividends and upon liquidation) will be declared or paid or set aside for payment (nor will any other distribution be declared or made upon our common stock, or any of our other capital stock ranking junior to or on a parity with the preferred stock of the series as to dividends or upon liquidation), nor will any common stock or any other of our capital stock ranking junior to or on a parity with the preferred stock of the series as to dividends or upon liquidation be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any shares of the stock) by us (except by conversion into or exchange for our other capital stock ranking junior to the preferred stock of the series as to dividends and upon liquidation) unless:

    (1) if the series of preferred stock has a cumulative dividend, full cumulative dividends on the preferred stock of the series have been or contemporaneously are declared and paid or declared and a sum set apart for payment for all past dividend periods and the then current dividend period; and

    (2) if the series of preferred stock does not have a cumulative dividend, full dividends on the preferred stock of the series have been or contemporaneously are declared and paid or declared and a sum set apart for payment for the then current dividend period.

  Any dividend payment made on shares of a series of cumulative preferred stock being offered will first be credited against the earliest accrued but unpaid dividend due with respect to shares of the series which remains payable.

  Redemption. The shares of preferred stock will be subject to mandatory redemption or redemption at our option, in whole or in part, in each case to the extent set forth in the prospectus supplement relating to the series.

  The prospectus supplement relating to a series of preferred stock being offered that is subject to mandatory redemption will specify the number of shares of that series that will be redeemed by us in each year commencing after a date to be specified, at a redemption price per share to be specified, together with an amount equal to all accrued and unpaid dividends thereon (which will not, if shares of that series do not have a cumulative dividend, include any accumulation in respect of unpaid dividends for prior dividend periods) to the date of redemption. The redemption price may be payable in cash, securities or other property, as specified in the applicable prospectus supplement.

  Notwithstanding the foregoing, no shares of any series of preferred stock being offered will be redeemed and we will not purchase or otherwise acquire directly or indirectly any shares of preferred stock of that series (except by conversion into or exchange for capital stock of us ranking junior to the preferred stock of that series as to dividends and upon liquidation) unless all outstanding shares of preferred stock of that series are simultaneously redeemed unless, in each case:

    (1) if that series of preferred stock has a cumulative dividend, full cumulative dividends on the preferred stock of that series will have been or contemporaneously are declared and paid or declared and a sum sufficient for payment for all past dividend periods and the then current dividend period is set apart; and

    (2) if that series of preferred stock does not have a cumulative dividend, full dividends on the preferred stock of that series have been or contemporaneously are declared and paid or declared and a sum sufficient for payment for the then current dividend period is set apart; provided, however, that we may acquire shares of preferred stock of the series under a purchase or exchange offer made on the same terms to holders of all outstanding shares of preferred stock of the series.

  If fewer than all of the outstanding shares of preferred stock of any series being offered are to be redeemed, the number of shares to be redeemed will be determined by us and these shares may be redeemed pro rata from the holders of record of these shares in proportion to the number of these shares held by such holders (with adjustments to avoid redemption of fractional shares) or any other equitable method determined by us.

  Notice of redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of record of preferred stock of any series to be redeemed at the address shown on our stock transfer books. Each notice will state:

    (1) the redemption date;

    (2) the number of shares and series of the preferred stock to be redeemed;

    (3) the redemption price;

    (4) the place or places where certificates for that preferred stock are to be surrendered for payment of the redemption price;

    (5) that dividends on the shares to be redeemed will cease to accrue on the redemption date; and

    (6) the date upon which the holder's conversion rights, if any, as to the shares terminate.

  If fewer than all the shares of preferred stock of any series are to be redeemed, the notice mailed to each holder will also specify the number of shares of preferred stock to be redeemed from the holder and, upon redemption, a new certificate will be issued representing the unredeemed shares without cost to the holder. To facilitate the redemption of shares of preferred stock, our board of directors may fix a record date for the determination of shares of preferred stock to be redeemed. The record date may not be not less than 30 or more than 60 days before the date fixed for redemption.

  If notice has been given as provided above, unless we default in providing funds for the payment of the redemption price on that date, then from and after the redemption date all dividends on the preferred stock called for redemption will cease. From and after the redemption date, unless we default, all rights of the holders of our preferred stock, except the right to receive the redemption price (but without interest), will cease.

  Subject to applicable law and the limitation on purchases when dividends on preferred stock are in arrears, we may, at any time and from time to time, purchase any shares of preferred stock in the open market, by tender or by private agreement.

  Liquidation Preference. If we voluntarily or involuntarily liquidate, dissolve or wind-up our affairs, then, before we make any distribution or payment to the holders of any common stock or any other class or series of our capital stock ranking junior to the preferred stock in the distribution of assets upon our liquidation, dissolution or winding up, the holders of each series of preferred stock will be entitled to receive out of our assets legally available for distribution to shareholders liquidating distributions in the amount of the liquidation preference per share (set forth in the applicable prospectus supplement), plus an amount equal to all accrued and unpaid dividends (which shall not include any accumulation in respect of unpaid dividends for prior dividend periods if the preferred stock does not have a cumulative dividend). After payment of the full amount of the liquidating distributions to which they are entitled, the holders of preferred stock will have no right or claim to any of our remaining assets. In the event that, upon the voluntary or involuntary liquidation, dissolution or winding up, our legally available assets are insufficient to pay the amount of the liquidating distributions on all outstanding shares of any series of preferred stock and the corresponding amounts payable on all shares of other classes or series of our capital stock ranking on a parity with the preferred stock in the distribution of assets upon liquidation, dissolution or winding up, then the holders of the preferred stock and all other such classes or series of capital stock will share ratably in any distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

  If liquidating distributions have been made in full to all holders of preferred stock, our remaining assets will be distributed among the holders of any other classes or series of capital stock ranking junior to the preferred stock upon liquidation, dissolution or winding up, according to their respective rights and preferences and in each case according to their respective number of shares. For these purposes, our consolidation or merger with or into any other corporation, or the sale, lease, transfer or conveyance of all or substantially all of our property or business, will not be deemed to constitute a liquidation, dissolution or winding up.

  Voting Rights. Holders of the preferred stock being offered will not have any voting rights, except as set forth below or as otherwise expressly required by law or as indicated in the applicable prospectus supplement.

  If six quarterly dividends payable on any series of preferred stock are in default (whether or not declared or consecutive), the holders of all the series of preferred stock, voting as a single class with all other series of preferred stock upon which similar voting rights have been conferred and are exercisable, will be entitled to elect two additional directors until all dividends in default have been paid or declared and set apart for payment.

  The right to vote separately to elect directors will, when vested, be subject, always, to the same provisions for vesting of the right to elect directors separately in the case of future dividend defaults. At any time when the right to elect directors separately has vested, we may, and upon the written request of the holders of record of not less than 20% of our total number of preferred shares then outstanding will, call a special meeting of shareholders for the election of directors. In the case of the written request, a special meeting will be held within 90 days after the delivery of the request and, in either case, at the place and upon the notice provided by law and in the bylaws. However, we will not be required to call a special meeting if the request is received less than 120 days before the date fixed for the next annual meeting of shareholders, and the holders of all classes of outstanding preferred stock are offered the opportunity to elect the directors (or fill any vacancy) at the annual meeting of shareholders. Directors so elected will serve until the next annual meeting of shareholders or until their respective successors are elected and qualify. If, before the end of the term of any director so elected, a vacancy in the office of the director occurs, during the continuance of a default by reason of death, resignation, or disability, the vacancy will be filled for the unexpired term of the former director by the appointment of a new director by the remaining director or directors so elected.

  The affirmative vote or consent of the holders of at least a majority of the outstanding shares of each series of preferred stock will be required to amend or repeal any provision of, or add any provision to, our articles of incorporation, including the certificate of determination, if this action would materially and adversely alter or change the rights, preferences or privileges of the series of preferred stock.

  No consent or approval of the holders of any series of preferred stock being offered will be required for the issuance from our authorized but unissued preferred stock of other shares of any series of preferred stock ranking on a parity with or junior to that series of preferred stock, or senior to a series of preferred stock expressly made junior to that series of preferred stock as to payment of dividends and distribution of assets, including other shares of the same series of preferred stock.

  These voting provisions will not apply if, at or prior to the time when the act with respect to which a vote would otherwise be required is effected, all outstanding shares of the series of preferred stock had been redeemed or called for redemption upon proper notice and sufficient funds had been deposited in trust to effect the redemption.

  Conversion Rights. The terms and conditions, if any, upon which shares of any series of preferred stock being offered are convertible into common stock will be set forth in the applicable prospectus supplement. The terms will include the number of shares of common stock into which the preferred stock is convertible, the conversion price (or manner of calculation), the conversion period, provisions as to whether conversion will be at our option or at the option of the holders of the preferred stock or automatically upon the occurrence of certain events, the events requiring an adjustment of the conversion price and provisions affecting conversion if we redeem the preferred stock.

                          DESCRIPTION OF EQUITY STOCK

  We are authorized to issue up to 200,000,000 shares of equity stock. At May 31, 1999, we had outstanding 225,000 shares of equity stock which rank on a parity with our common stock. Our articles of incorporation provide that the equity stock may be issued from time to time in one or more series and give our board of directors broad authority to fix the dividend and distribution rights, conversion and voting rights, redemption provisions and liquidation rights of each series of equity stock. Holders of equity stock have no preemptive rights. The shares of equity stock will be, when issued, fully paid and nonassessable.

  The issuance of equity stock with special voting rights could be used to deter attempts by a single shareholder or group of shareholders to obtain control of us in transactions not approved by our board of directors. We have no intention to issue the equity stock for these purposes.

Ownership Limitations

  For a discussion of the ownership limitations that apply to equity stock, see "Description of Common Stock and Class B Common Stock--Ownership Limitations."

Terms of Equity Stock

  Below is a description of some general terms and provisions of our equity stock which may be specified in a prospectus supplement. The statements below describing the equity stock are in all respects subject to and qualified in their entirety by reference to the applicable provisions of our articles of incorporation (including the applicable form of certificate of determination) and bylaws.

  You should read the prospectus supplement relating to the equity stock being offered for specific terms, including:

    (1) the designation of that equity stock;

    (2) the number of shares of that equity stock offered, the liquidation rights and the offering price of that equity stock;

    (3) the dividend rate, period and payment date or method of calculation applicable to that equity stock;

    (4) the provision for redemption, if applicable, of that equity stock;

    (5) any listing of that equity stock on any securities exchange;

    (6) the terms and conditions, if applicable, upon which that equity stock will be convertible into common stock, including the conversion price (or manner of calculation);

    (7) the voting rights, if any, of that equity stock;

    (8) any other specific terms, rights, limitations or restrictions of that equity stock; and

    (9) the relative ranking of that equity stock as to dividend rights and rights if we liquidate, dissolve or wind-up our affairs.

  Ranking. Unless otherwise specified in the applicable prospectus supplement, equity stock will, with respect to dividend rights and rights upon liquidation, dissolution or winding up of our affairs, rank on a parity with the common stock.

  Dividends. Holders of shares of the equity stock of each series being offered will be entitled to receive, when, as and if declared by our board of directors, out of our assets legally available for payment, cash dividends at the rates and on the dates set forth in the applicable prospectus supplement. Each dividend will be payable to holders of record as they appear on our stock transfer books on the record dates fixed by our board of directors. Unless otherwise specified in the applicable prospectus supplement, dividends on equity stock will be non-cumulative.

  Redemption. The shares of equity stock will be subject to mandatory redemption or redemption at our option, in whole or in part, in each case to the extent set forth in the applicable prospectus supplement.

  The prospectus supplement relating to a series of equity stock being offered that is subject to mandatory redemption will specify the number of shares of that series that we must redeem in each year commencing after a date to be specified, at a redemption price per share to be specified, together with an amount equal to all accrued and unpaid dividends (which will not, if that series does not have a cumulative dividend, include any accumulation in respect of unpaid dividends for prior dividend periods) to the date of redemption. The redemption price may be payable in cash, securities or other property, as specified in the applicable prospectus supplement.

  If fewer than all of the outstanding shares of equity stock of any series offered are to be redeemed, the number of shares to be redeemed will be determined by us and those shares may be redeemed pro rata from the holders of record of those shares in proportion to the number of those shares held by such holders (with adjustments to avoid redemption of fractional shares) or any other equitable method determined by us.

  Notice of redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of record of equity stock of any series to be redeemed at the address shown on our stock transfer books. Each notice will state:

    (1) the redemption date;

    (2) the number of shares and series of the equity stock to be redeemed;

    (3) the redemption price;

    (4) the place or places where certificates for shares of that series are to be surrendered for payment of the redemption price;

    (5) that dividends on the shares to be redeemed will cease to accrue on the redemption date; and

    (6) the date upon which the holder's conversion rights, if any, as to those shares terminates.

  If fewer than all the shares of equity stock of any series are to be redeemed, the notice mailed to each holder will also specify the number of shares of equity stock to be redeemed from the holder and, upon redemption, a new certificate will be issued representing the unredeemed shares without cost to the holder. To facilitate the redemption of shares of equity stock, our board of directors may fix a record date for the determination of shares of equity stock to be redeemed. The record date may not be less than 30 or more than 60 days before the date fixed for redemption.

  If notice has been given as provided above, unless we default in providing funds for the payment of the redemption price on that date, then from and after the redemption date all dividends on the equity stock called for redemption will cease. From and after the redemption date, unless we default, all rights of the holders of our equity stock, except the right to receive the redemption price (but without interest), will cease.

  Liquidation Rights. If we voluntarily or involuntarily liquidate, dissolve or wind-up our affairs, then, before we make any distribution or payment to the holders of the equity stock or any other class or series of our capital stock ranking junior to any series of preferred stock in the distribution of assets upon our liquidation, dissolution or winding up, the holders of each series of preferred stock will be entitled to receive out of our assets legally available for distribution to shareholders liquidating distributions in the amount of the liquidation preference per share, plus an amount equal to all accrued and unpaid dividends (which shall not include any accumulation in respect of unpaid dividends for prior dividend periods if the preferred stock does not have a cumulative dividend). After payment of the full amount of the liquidating distributions to which they are entitled, the holders of preferred stock will have no right or claim to any of our remaining assets.

  If liquidating distributions have been made in full to all holders of preferred stock, our remaining assets will be distributed among the holders of any other classes or series of capital stock ranking junior to the preferred stock upon liquidation, dissolution or winding up, including the equity stock, according to their respective rights and in each case according to their respective number of shares. For these purposes, our consolidation or merger with or into any other corporation, or the sale, lease, transfer or conveyance of all or substantially all of our property or business, will not be deemed to constitute a liquidation, dissolution or winding up.

  Unless otherwise specified in the applicable prospectus supplement, if we voluntarily or involuntarily liquidate, dissolve or wind up our affairs, holders of the equity stock will rank on a parity with the holders of the common stock, subject to any maximum or minimum distribution to holders of equity stock specified in the applicable prospectus supplement.

  Voting Rights. Unless otherwise specified in the applicable prospectus supplement, holders of the equity stock will vote with holders of the common stock.

  No consent or approval of the holders of any series of equity stock will be required for the issuance from our authorized but unissued equity stock of other shares of any series of equity stock including shares of the same series of equity stock.

  Conversion Rights. The terms and conditions, if any, upon which shares of any series of equity stock being offered are convertible into common stock will be set forth in the applicable prospectus supplement. The terms will include the number of shares of common stock into which the equity stock is convertible, the conversion price (or manner of calculation), the conversion period, provisions as to whether conversion will be at our option or at the option of the holders of the equity stock or automatically upon the occurrence of certain events, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of the series of equity stock.

                     DESCRIPTION OF THE DEPOSITARY SHARES

  We may, at our option, elect to offer depositary shares, each of which will represent a fractional interest in a share of preferred stock or equity stock of a specified series as described in the applicable prospectus supplement. The shares of preferred stock or equity stock represented by the depositary shares will be deposited with a depositary named in the applicable prospectus supplement, under a deposit agreement, among the depositary, the holders of the depositary receipts and us. Depositary receipts, which are certificates evidencing depositary shares, will be delivered to those persons purchasing depositary shares in the offering. The depositary will be the transfer agent, registrar and dividend disbursing agent for the depositary shares. Holders of depositary receipts agree to be bound by the deposit agreement, which requires holders to take certain actions such as filing proof of residence and paying certain charges.

  The summary of terms of the depositary shares contained in this prospectus does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of the deposit agreement, our articles of incorporation and the form of certificate of determination for the applicable series of preferred stock or equity stock.

Dividends

  The depositary will distribute all cash dividends or other cash distributions received in respect of the series of preferred stock or equity stock represented by the depositary shares to the record holders of depositary receipts in proportion to the number of depositary shares owned by those holders on the relevant record date, which will be the same date as the record date fixed by us for the applicable series of preferred stock or equity stock. The depositary, however, will distribute only an amount as can be distributed without attributing to any depositary share a fraction of one cent with any undistributed balance added to and treated as part of the next sum received by the depositary for distribution to record holders of depositary receipts then outstanding.

  In the event of a distribution other than in cash, the depositary will distribute property received by it to the record holders of depositary receipts that are entitled to receive the distribution, in proportion, as nearly as may be practicable, to the number of depositary shares owned by those holders on the relevant record date, unless the depositary determines (after consultation with us) that it is not feasible to make the distribution. If this occurs, the depositary may (with our approval) sell the property and distribute the net proceeds from that sale to those holders or adopt another method of distribution as it deems equitable and appropriate.

Liquidation Rights

  If we liquidate, dissolve or wind up our affairs, whether voluntary or involuntary, the holders of each depositary share will be entitled to the fraction of the liquidation amount accorded each share of the applicable series of preferred stock or equity stock, as set forth in the prospectus supplement.

Redemption

  If a series of preferred stock or equity stock represented by that series of depositary shares is redeemable, those depositary shares will be redeemed from the proceeds received by the depositary resulting from the redemption, in whole or in part, of that series of preferred stock or equity stock held by the depositary. Whenever we redeem any preferred stock or equity stock held by the depositary, the depositary will redeem as of the same redemption date the number of depositary shares representing the preferred stock or equity stock so redeemed. The depositary will mail the notice of redemption promptly upon receipt of such notice from us and not less than 30 nor more than 60 days prior to the date fixed for redemption of the preferred stock or equity stock and the depositary shares to the record holders of the depositary receipts.

Conversion

  If the series of preferred stock or equity stock represented by the applicable series of depositary shares is convertible into a different class of our securities, the depositary shares will be also be convertible on the terms described in the applicable prospectus supplement.

Voting

  Promptly upon receipt of notice of any meeting at which the holders of the series of preferred stock or equity stock represented by the applicable series of depositary shares are entitled to vote, the depositary will mail the information contained in the notice of meeting to the record holders of the depositary receipts as of the record date for that meeting. Each record holder of depositary receipts will be entitled to instruct the depositary as to the exercise of the voting rights pertaining to the number of shares of preferred stock or equity stock represented by that record holder's depositary shares. The depositary will then try, as far as practicable, to vote the preferred stock or equity stock represented by such depositary shares in accordance with those instructions, and we will agree to take all action which may be deemed necessary by the depositary in order to enable the depositary to do so. The depositary will not vote any of the preferred stock or equity stock to the extent that it does not receive specific instructions from the holders of depositary receipts.

Withdrawal of Preferred Stock or Equity Stock

  Upon surrender of depositary receipts at the principal office of the depositary, upon payment of any unpaid amount due the depositary, and subject to the terms of the deposit agreement, the holder of the depositary shares evidenced by the depositary receipts is entitled to delivery of the number of whole shares of preferred stock or equity stock and all money and other property, if any, represented by those depositary shares. Partial shares of preferred stock or equity stock will not be issued. If the depositary receipts delivered by the holder evidence a number of depositary shares in excess of the number of depositary shares representing the number of whole shares of preferred stock or equity stock to be withdrawn, the depositary will deliver to that holder at the same time a new depositary receipt evidencing the excess number of depositary shares. Holders of withdrawn preferred stock or equity stock will not be entitled to deposit those shares under the deposit agreement or to receive depositary receipts evidencing depositary shares.

Amendment and Termination of Deposit Agreement

  The form of depositary receipt evidencing the depositary shares of any series and any provision of the deposit agreement may at any time be amended by agreement between the depositary and us. However, any amendment which materially and adversely alters the rights of the holders (other than any change in fees) of depositary shares of any series will not be effective unless that amendment has been approved by the holders of at least a majority of the depositary shares of that series then outstanding. No such amendment may impair the right, subject to the terms of the deposit agreement, of any owner of any depositary shares to surrender the depositary receipt evidencing those depositary shares with instructions to the depositary to deliver to the holder the preferred stock or equity stock and all money and other property, if any, represented by the depositary receipt, except in order to comply with mandatory provisions of applicable law. The deposit agreement may be terminated by the depositary or us only if:

    (1) all outstanding depositary shares have been redeemed or

    (2) there has been a final distribution in respect of the preferred stock or equity stock in connection with our liquidation, dissolution or winding up and the distribution has been made to all the holders of depositary shares.

Charges of Depositary

  We will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. We will pay charges of the depositary in connection with the initial deposit of the preferred stock or equity stock and the initial issuance of the depositary shares, and redemption of the preferred stock or equity stock and all withdrawals of preferred stock or equity stock by owners of depositary shares. Holders of depositary receipts will pay transfer, income and other taxes and governmental charges and those other charges as are provided in the deposit agreement to be for their accounts. In some circumstances, the depositary may refuse to transfer depositary shares, may withhold dividends and distributions and sell the depositary shares evidenced by the depositary receipt if the charges are not paid.

Miscellaneous

  The depositary will forward to the holders of depositary receipts all reports and communications from us which are delivered to the depositary and which we are required to furnish to the holders of the preferred stock or equity stock. In addition, the depositary will make available for inspection by holders of depositary receipts at the principal office of the depositary, and at other places as it may from time to time deem advisable, any reports and communications received from us which are received by the depositary as the holder of preferred stock or equity stock.

  Neither the depositary nor we assume any obligation or liability under the deposit agreement to holders of depositary receipts other than for its or our negligence or willful misconduct. Neither the depositary nor we will be liable if the depositary is prevented or delayed by law or any circumstance beyond its control in performing its obligations under the deposit agreement. Our obligations and those of the depositary under the deposit agreement will be limited to performance in good faith of the depositary's duties under the deposit agreement. Neither of us will be obligated to prosecute or defend any legal proceeding in respect of any depositary shares or preferred stock unless satisfactory indemnity is furnished. We and the depositary may rely on written advice of counsel or accountants, on information provided by holders of depositary receipts or other persons believed in good faith to be competent to give the information and on documents believed to be genuine and to have been signed or presented by the proper party or parties.

Resignation and Removal of Depositary

  The depositary may resign at any time by delivering to us notice of its election to do so, and we may at any time remove the depositary. Any resignation or removal will take effect upon the appointment of a

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

successor depositary and its acceptance of the appointment. The successor depositary must be appointed within 60 days after delivery of the notice for resignation or removal and must be a bank or trust company having its principal office in the United States of America and having a combined capital and surplus of at least $150,000,000.

Federal Income Tax Considerations

  Owners of the depositary shares will be treated for federal income tax purposes as if they were owners of the preferred stock or equity stock represented by those depositary shares. Accordingly, the owners will be entitled to take into account, for federal income tax purposes, income and deductions to which they would be entitled if they were holders of such preferred stock or equity stock. In addition:

    (1) no gain or loss will be recognized for federal income tax purposes upon the withdrawal of preferred stock or equity stock in exchange for depositary shares;

    (2) the tax basis of each share of preferred stock or equity stock to an exchanging owner of depositary shares will, upon such exchange, be the same as the aggregate tax basis of the depositary shares being exchanged; and

    (3) the holding period for preferred stock or equity stock in the hands of an exchanging owner of depositary shares will include the period during which that person owned those depositary shares.

                            DESCRIPTION OF WARRANTS

  We have no warrants outstanding (other than options issued under our stock option plan). We may issue warrants for the purchase of common stock, preferred stock or equity stock. Warrants may be issued independently or together with any other securities offered by any prospectus supplement and may be attached to or separate from those securities. Each series of warrants will be issued under a separate warrant agreement to be entered into between a warrant agent specified in the applicable prospectus supplement and us. The warrant agent will act solely as our agent in connection with the warrants of that series and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants. The following sets forth certain general terms and provisions of the warrants being offered. Further terms of the warrants and the applicable warrant agreement will be set forth in the applicable prospectus supplement.

  The applicable prospectus supplement will describe the terms of the warrants in respect of which this prospectus is being delivered, including, where applicable, the following:

     (1) the title of those warrants;

     (2) the aggregate number of those warrants;

     (3) the price or prices at which those warrants will be issued;

     (4) the designation, number and terms of the shares of common stock, preferred stock or equity stock purchasable upon exercise of those warrants;

     (5) the designation and terms of the other securities, if any, with which those warrants are issued and the number of those warrants issued with each security;

     (6) the date, if any, on and after which those warrants and the related common stock, preferred stock or equity stock, if any, will be separately transferable;

     (7) the price at which each share of common stock, preferred stock or equity stock purchasable upon exercise of those warrants may be purchased;

     (8) the date on which the right to exercise those warrants will commence and the date on which that right expires;

     (9) the minimum or maximum amount of those warrants which may be exercised at any one time; and

    (10) any other terms of those warrants, including terms, procedures and limitations relating to the exchange and exercise of those warrants.

                        FEDERAL INCOME TAX CONSEQUENCES

  The following discussion summarizes certain federal income tax considerations relating to us and to your acquisition, ownership and disposition of common stock. The applicable prospectus supplement will contain information about additional federal income tax considerations, if any, relating to securities other than common stock. The following discussion, which is not exhaustive of all possible tax considerations, does not give a detailed description of any state, local, or foreign tax considerations. Nor does it discuss all of the aspects of federal income taxation that may be relevant to a prospective shareholder in light of his or her particular circumstances or to certain types of Shareholders (including insurance companies, tax-exempt entities, financial institutions or broker-dealers, foreign corporations and persons who are not citizens or residents of the United States) who are subject to special treatment under federal income tax laws. The information in this section is based on the Code, current, temporary and proposed treasury regulations, the legislative history of the Code, current administrative interpretations and practices of the IRS (including its practices and policies as endorsed in private letter rulings, which are not binding on the IRS except with respect to the taxpayer that receives such a ruling), and court decisions, all as of the date hereof. No assurance can be given that future legislation, treasury regulations, administrative interpretations and court decisions will not significantly change current law or adversely affect existing interpretations of current law. Any such change could apply retroactively to transactions preceding the date of the change. We have not requested and do not plan to request any rulings from the IRS concerning the tax treatment of the Company (references to the "Company" are to Public Storage, Inc). Thus, no assurance can be provided that the statements below (which do not bind the IRS or the courts) will not be challenged by the IRS or will be sustained by a court if so challenged.

  EACH PROSPECTIVE INVESTOR IS ADVISED TO CONSULT THE APPLICABLE PROSPECTUS SUPPLEMENT, AS WELL AS HIS OR HER TAX ADVISOR, REGARDING THE TAX CONSEQUENCES TO HIM OR HER OF THE ACQUISITION, OWNERSHIP AND SALE OF THE SECURITIES, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES OF SUCH ACQUISITION, OWNERSHIP AND SALE AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

Taxation of the Company

  General. We elected to be taxed as a REIT under Sections 856 through 860 of the Code commencing with our taxable year ended December 31, 1981. We believe that we have been organized and operated in a manner so as to qualify as a REIT, and we intend to continue to operate in such a manner. So long as we qualify for taxation as a REIT, we generally will not be subject to federal corporate income taxes on net income that we distribute currently to shareholders. However, we will be subject to federal income tax in the following circumstances. First, we will be taxed at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains. Second, under certain circumstances, we may be subject to the "alternative minimum tax" on items of tax preference. Third, if we have (i) net income from the sale or other disposition of "foreclosure property" (which is, in general, property acquired by foreclosure or otherwise on default of a lease or a loan secured by the property) which is held primarily for sale to customers in the ordinary course of business or (ii) other nonqualifying income from foreclosure property, it will be subject to tax at the highest corporate rate on such income. Fourth, if we have net income from prohibited transactions (which are, in general, certain sales or other dispositions of property (other than foreclosure property) held primarily for sale to customers in the ordinary course of business), such income will be subject to a 100% tax. Fifth, if we fail to satisfy the 75% gross income test or the 95% gross income test (as discussed below), and have nonetheless maintained our qualification as a REIT because certain other requirements have been met, we will be subject to a 100% tax on the net income attributable to the greater of the amount by which we fail the 75% or 95% gross income test. Sixth, if we fail to distribute during each calendar year at least the sum of (i) 85% of our REIT ordinary income for such year, (ii) 95% of our REIT capital gain net income for such year, and (iii) any undistributed taxable income from prior periods, we would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. Seventh, if we acquire or have acquired any asset from a taxable C corporation in a transaction in which the basis of the asset in the acquiror's hands is determined by reference to the basis of the asset (or any other asset) in the hands of the C corporation (such as in the case of our 1995 merger with Public Storage Management) and the acquiror recognizes gain on the disposition of such asset during the 10 year period beginning on the date on which such asset was acquired by it, then to the extent of such asset's "Built-In Gain" (i.e., the excess of (a) the fair market value of such asset at the time of its acquisition by us over (b) the adjusted basis in such asset, determined at the time of such acquisition), such gain will be subject to tax at the highest regular corporate rate applicable, pursuant to treasury regulations that have yet to be promulgated. The results described above with respect to the recognition of Built-In Gain assume that the Company made an election pursuant to Notice 88-19 with respect to any such acquisition. Public Storage Management was taxable as a regular C corporation. After the merger with Public Storage Management, the Company elected to be subject to the Built-In Gain rules of Notice 88-19.

  Requirements for Qualification. The Code defines a REIT as a corporation, trust or association (1) that is managed by one or more trustees or directors,
(2) the beneficial ownership of which is evidenced by transferable shares of stock, or by transferable certificates of beneficial interest, (3) that would be taxable as a domestic corporation, but for Sections 856 through 859 of the Code, (4) that is neither a financial institution nor an insurance company subject to certain provisions of the Code, (5) the beneficial ownership of which is held by 100 or more persons, (6) that during the last half of each taxable year not more than 50% in value of the outstanding stock of which is owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities), (7) that makes an election to be taxable as a REIT, or has made such election for a previous taxable year which has not been revoked or terminated, and satisfies all relevant filing and other administrative requirements established by the IRS that must be met in order to elect and maintain REIT status; (8) that uses a calendar year for federal income tax purposes and complies with recordkeeping requirements of the Code and regulations promulgated thereunder; and (9) that meets certain other tests, described below, regarding the nature of its income and assets and the amount of its distributions. The Code provides that conditions (1) through (4), inclusive, must be met during the entire taxable year and that condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. For purposes of determining stock ownership under condition (6), a supplemental unemployment compensation benefits plan, a private foundation or a portion of a trust permanently set aside or used exclusively for charitable purposes generally is considered an individual. However, a trust that is a qualified trust under Code section 401(a) generally is not considered an individual and beneficiaries of such trust are treated as holding shares of a REIT in proportion to their actuarial interests in such trust for purposes of condition (6).

  In connection with condition (6), a REIT is required to send annual letters to its shareholders requesting information regarding the actual ownership of shares. For our taxable years commencing on or after January 1, 1998, if we comply with the annual letters requirement and do not know, or exercising reasonable diligence would not have known, whether we failed to meet requirement (6) above, we will be treated as having met the requirement. Our articles of incorporation contain restrictions regarding the transfer of our capital stock that are intended to assist us in continuing to satisfy the stock ownership requirements described in conditions (5) and (6). The ownership restrictions in our articles of incorporation and bylaws generally prohibit the actual or constructive ownership of more than 2% of the outstanding shares of common stock (excluding the interest held by the Hughes family) or more than 9.9% of the outstanding shares of each class or series of shares of preferred stock or equity stock, unless an exception is established by the board of directors. The restrictions provide that if, at any time, for any reason, those ownership limitations are violated or more than 50% in value of our outstanding stock otherwise would be considered owned by five or fewer individuals, then a number of shares of stock necessary to cure the violation will automatically and irrevocably be transferred from the person causing the violation to a designated charitable beneficiary. See "Description of Common Stock and Class B Common Stock--Ownership Limitations." At the time of the merger with Public Storage Management, to further assist us in meeting the ownership restrictions, the Hughes family entered into an agreement with us for the benefit of the Company and certain designated charitable beneficiaries providing that if, at any time, for any reason, more than 50% in value of our outstanding stock otherwise would be considered owned by five or fewer individuals, then a number of shares of our common stock owned by Wayne Hughes necessary to cure such violation would automatically and irrevocably be transferred to a designated charitable beneficiary.

  The REIT protective provisions of our articles and the agreement with the Hughes Family are modeled after certain arrangements that the IRS has ruled in private letter rulings will preclude a REIT from being considered to violate the ownership restrictions so long as the arrangements are enforceable as a matter of state law and the REIT seeks to enforce them as and when necessary. There can be no assurance, however, that the IRS might not seek to take a different position with respect to the Company (a private letter ruling is legally binding only with respect to the taxpayer to whom it was issued and we will not seek a private ruling on this or any other issue) or contend that we failed to enforce these various arrangements. Accordingly, there can be no assurance that these arrangements necessarily will preserve our REIT status. We believe, however, that we have issued and outstanding sufficient shares with sufficient diversity of ownership to allow us to satisfy the REIT ownership requirements.

  A REIT is not permitted to have at the end of any taxable year any undistributed earnings and profits that are attributable to a "C corporation" taxable year. As a result of the 1995 merger with Public Storage Management and the 1999 merger with Storage Trust Realty, the Company succeeded to various tax attributes of those entities and their predecessors, including any undistributed C corporation earnings and profits. We do not believe that we have acquired any undistributed "C corporation earnings and profits." However, neither of these entities nor the Company has sought an opinion of counsel or outside accountants to the effect that we did not acquire any "C corporation earnings and profits." There can be no assurance that the IRS would not contend otherwise on a subsequent audit. It appears that we could keep from being disqualified as a REIT by using "deficiency dividend" procedures to distribute any such acquired "C corporation" earnings and profits. In order to use this procedure, an affected REIT would have to make an additional distribution to its shareholders (in addition to distributions made for purposes of satisfying the normal REIT distribution requirements), within 90 days of the IRS determination. In addition, the REIT would have to pay to the IRS an interest charge on 50% of the acquired C corporation earnings and profits that were not distributed prior to the end of the REIT's taxable year in which they were acquired. If we were deemed to have acquired C corporation earnings and profits, there can be no assurance, however, that the IRS would not take the position either that the procedure is not available at all (in which case we would fail to qualify as a REIT) or, alternatively, that even if the procedure is available, we cannot qualify as a REIT for our taxable year in which the earnings and profits were acquired, but we could qualify as a REIT for subsequent taxable years.

  Income Tests. In order to maintain qualification as a REIT, we must satisfy certain gross income requirements, which are applied on an annual basis. For purposes of applying these income tests, a REIT is considered to earn a proportionate share of the income of any partnership in which it holds a partnership interest. First, at least 75% of our gross income (excluding gross income from prohibited transactions) for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property (including "rents from real property" and, in certain circumstances, interest) or from certain types of temporary investments. Second, at least 95% of our gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from the same items which qualify under the 75% income test, and from dividends, interest and gain from the sale or disposition of stock or securities, or from any combination of the foregoing.

  Rents that we receive will qualify as "rents from real property" in satisfying the gross income requirements described above only if several conditions are met. First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term "rents from real property" solely by reason of being based on a fixed percentage or percentages of receipts or sales. We anticipate that none of our annual gross income will be attributable to rents that are based in whole or in part on the income of any person (excluding rents based on a percentage of receipts or sales, which, as described above, are permitted). Second, the Code provides that rents received from a tenant will not qualify as "rents from real property" if the Company, or an owner of 10% or more of the Company, directly or constructively owns 10% or more of such tenant. We do not anticipate that we will receive income from such related party tenants. Third, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as "rents from real property." We do not anticipate deriving rent attributable to personal property leased in connection with real property that exceeds 15% of the total rents. Finally, for rents to qualify as "rents from real property," we generally must not operate or manage the property or furnish or render services to tenants, other than through an "independent contractor" that is adequately compensated and from whom we derive no revenue. The "independent contractor" requirement, however, does not apply to the extent the services we provide are "usually or customarily rendered" in connection with the rental of space for occupancy only and are not otherwise considered "rendered to the occupant." Any services with respect to certain properties that we believe may not be provided by us directly without jeopardizing the qualification of rent as "rents from real property" will be performed by "independent contractors."

  For our taxable years commencing on or after January 1, 1998, rents received generally will qualify as rents from real property even if we were to provide services that are not permissible services so long as the amount received for such services meets a de minimis standard. The amount received for "impermissible services" with respect to a property cannot exceed 1% of all amounts received, directly or indirectly, by the Company with respect to such property. In computing any such amounts, the amount that we would be deemed to have received for performing "impermissible services" will be the greater of the actual amount so received or 150% of the direct cost to us of providing those services. If the impermissible service income exceeds 1% of our total income from a property, then all of the income from that property will fail to qualify as rents from real property.

  In connection with the merger with Public Storage Management, the Company and the various other owners of mini-warehouses and business parks for which we performed management activities entered into an agreement with PSCC, Inc. ("PSCC") under which PSCC provides the owners and the Company certain administrative and cost-sharing services in connection with the operation of the properties and the performance of certain administrative functions. The services include the provision of corporate office space and certain equipment, personnel required for the operation and maintenance of the properties, and corporate or partnership administration. Each of the owners and the Company pay PSCC directly for services rendered by PSCC in connection with the administrative and cost sharing agreement. That payment is separate from and in addition to the compensation paid to us under the management agreement for the management of the properties owned by the owners. At the time of the merger with Public Storage Management, we received a private letter ruling from the IRS to the effect that the reimbursements and other payments made to PSCC by the owners will not be treated as our revenues for purposes of the 95% test.

  We own substantially all of the economic interest in Pickup & Delivery (the portable self-storage business). The income from that business would be nonqualifying income to us and the business is conducted by a limited partnership between the Company and a subsidiary of PS Orangeco, Inc. (the "Lock/Box Company"). The share of gross income of that business attributable to our partnership interest, when combined with our other nonqualifying income, must be less than 5% of our total gross revenues. We anticipate that we will be able to continue to satisfy both the 95% and 75% gross income tests.

  If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for such year if we are entitled to relief under certain provisions of the Code. It is not possible, however, to state whether in all circumstances we would be entitled to the benefit of these relief provisions. Even if these relief provisions were to apply, however, a 100% tax would be imposed with respect to the "excess net income" attributable to the failure to satisfy the 75% and 95% gross income tests.

  Asset Tests. At the close of each quarter of our taxable year, we must satisfy three tests relating to the nature of our assets. For purposes of applying these asset tests, a REIT is considered to own a proportionate share of the assets of any partnership in which it holds a partnership interest. First, at least 75% of the value of our total assets must be represented by real estate assets. Our real estate assets include, for this purpose, our allocable share of real estate assets held by partnerships in which we have an interest, as well as stock or debt instruments held for less than one year purchased with the proceeds of a stock offering, or long-term (at least five years) debt offering of the Company, cash, cash items and government securities. Second, not more than 25% of our total assets may be represented by securities other than those in the 75% asset class. Third, of the investments included in the 25% asset class, the value of any one issuer's securities owned by us may not exceed 5% of the value of our total assets, and, except for REITs or "qualified REIT subsidiaries," we may not own more than 10% of any one issuer's outstanding voting securities.

  We believe that we satisfy the asset tests. In this regard, however, the value of our interest in the Lock/Box Company (including the Lock/Box Company's interest in Pickup & Delivery) may not exceed 5% of the value of our total assets and the 10% voting stock prohibition precludes us from controlling the operations of the Lock/Box Company (in which we own 95% of the equity in the form of non-voting stock and the Hughes family owns 5% of the equity but 100% of the voting stock), Pickup & Delivery (a subsidiary of the Lock/Box Company) or PSCC (in which we own a less than 10% voting interest) and may preclude us from exercising our rights of first refusal with respect to the corporations owning the Canadian operations and the reinsurance business. See "--Proposed Changes to REIT Qualification Requirements" below for a discussion of proposals that, if enacted, might affect Public Storage's ability to derive economic benefits from the activities of the Lock/Box Company and Pickup & Delivery.

  After initially meeting the asset tests at the close of any quarter, we will not lose our status as a REIT for failure to satisfy the 25% or 5% asset tests at the end of a later quarter solely by reason of changes in the relative values of our assets. If the failure to satisfy the 25% or 5% asset tests results from an acquisition of securities or other property during a quarter, the failure can be cured by disposition of sufficient nonqualifying assets within 30 days after the close of that quarter. We intend to maintain adequate records of the value of our assets to ensure compliance with the asset tests and to take any available actions within 30 days after the close of any quarter as may be required to cure any noncompliance with the 25% or 5% asset tests. If we fail to cure noncompliance with the asset tests within such time period, we would cease to qualify as a REIT.

  Certain Partnership Interests. In the merger with Public Storage Management and in other transactions, we have acquired interests in various partnerships that own and operate properties. For purposes of satisfying the REIT asset and gross income tests, we will be treated as if we directly own a proportionate share of each of the assets of these partnerships. For these purposes, under current treasury regulations our interest in each of the partnerships must be determined in accordance with our "capital interest" in the partnership.

  The ownership of these partnership interests creates several issues regarding our satisfaction of the 95% gross income test. First, we earn property management fees from these partnerships. Existing treasury regulations do not address the treatment of management fees derived by a REIT from a partnership in which the REIT holds a partnership interest, but the IRS has issued a number of private letter rulings holding that the portion of the management fee that corresponds to the REIT's interest in the partnership in effect is disregarded in applying the 95% gross income test where the REIT holds a "substantial" interest in the partnership. We disregard the portion of management fees derived from partnerships in which we are a partner that corresponds to our interest in these partnerships in determining the amount of our nonqualifying income. There can be no assurance, however, that the IRS would not take a contrary position with respect to the Company, either rejecting the approach set forth in the private letter rulings mentioned above or contending that our situation is distinguishable from those addressed in the private letter rulings (for example, arguing that we do not have a "substantial" interest in the partnerships).

  Second, we acquired interests in certain of these partnerships that entitle us to a percentage of profits (either from operations, or upon a sale, or both) in excess of the percentage of total capital originally contributed to the partnership with respect to such interest. Existing treasury regulations do not specifically address how our "capital interest" in partnerships of this type should be determined. This determination is relevant because it affects both the percentage of the gross rental income of the partnership that is considered gross rental income (or qualifying income) to us and the percentage of the management fees paid to us that is disregarded in determining our nonqualifying income. For example, if we take the position that we have a 25% "capital interest" in a partnership (because we would receive 25% of the partnership's assets upon a sale and liquidation) but the IRS determines we only have a 1% "capital interest" (because the original holder of our interest only contributed 1% of the total capital contributed to the partnership), our share of the qualifying income from the partnership would be reduced and the portion of the management fee from the partnership that would be treated as nonqualifying income would be increased, thereby adversely affecting our ability to satisfy the 95% gross income test. In determining our "capital interest" in the various partnerships, we determine the percentage of the partnership's assets that would be distributed to us if those assets were sold and distributed among the partners in accordance with the applicable provisions of the partnership agreements. There can be no assurance, however, that the IRS will agree with this methodology and not contend that another, perhaps less favorable, method must be used for purposes of determining our "capital interests," which could adversely affect our ability to satisfy the 95% gross income test.

  Annual Distribution Requirements. In order to qualify as a REIT, we are required to distribute dividends (other than capital gain dividends) to our shareholders in an amount at least equal to (i) the sum of (a) 95% of our "REIT taxable income" (computed without regard to the dividends paid deduction and our net capital gain) and (b) 95% of the net income (after tax), if any, from foreclosure property, minus (ii) the sum of certain items of non-cash income. In addition, if we dispose of any Built-In Gain Asset during the 10 year period beginning on the date we acquired that asset, we will be required, pursuant to Treasury Regulations which have not yet been promulgated, to distribute at least 95% of the Built-In Gain (after tax), if any, recognized on the disposition of such asset. See "--General" above for a discussion of "Built-In Gain Assets." Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before we timely file our tax return for such year and if paid on or before the first regular dividend payment date after such declaration.

  To the extent that we do not distribute all of our net capital gain or distribute at least 95%, but less than 100%, of our "REIT taxable income," as adjusted, we will be subject to tax at regular ordinary and capital gain corporate tax rates. We may elect to require the shareholders to include our undistributed net capital gains in their income by designating, in a written notice to shareholders, those amounts as undistributed capital gains in respect of our shareholders' shares. If we make such an election, the shareholders will
(i) include in their income as capital gains their proportionate share of such undistributed capital gains and (ii) be deemed to have paid their proportionate share of the tax paid by us on such undistributed capital gains and thereby receive a credit or refund for such amount. A shareholder will increase the basis in its common shares by the difference between the amount of capital gain included in its income and the amount of the tax that we are deemed to have paid on the shareholder's behalf. Our earnings and profits will be adjusted appropriately. For a more detailed description of the tax consequences to a shareholder of such a designation, see "--Taxation of U.S. Shareholders Holding Common Stock."

  In addition, if we should fail to distribute during each calendar year at least the sum of (i) 85% of our REIT ordinary income for such year, (ii) 95% of our REIT capital gain income for such year, and (iii) any undistributed taxable income from prior periods, we would be subject to a 4% excise tax on the excess of such required distribution over the sum of amounts actually distributed during the calendar year by us and the amount, if any, on which we paid income tax for such year.

  In years prior to 1990, we made distributions in excess of our REIT taxable income. During 1990, we reduced our distribution to our shareholders. As a result, distributions paid by the Company in 1990 were less than 95% of our REIT taxable income for 1990. We have satisfied the REIT distribution requirements for 1990 through 1998 by attributing distributions in 1991 through 1999 to the prior year's taxable income, and we expect to satisfy the distribution requirement for 1999 by attributing distributions in 2000 to the 1999 taxable income. We may be required, over each of the next several years, to make distributions after the close of a taxable year and to attribute those distributions to the prior year, but shareholders will be treated for federal income tax purposes as having received such distributions in the taxable years in which they were actually made. The extent to which we will be required to attribute distributions to the prior year will depend on our operating results and the level of distributions as determined by the board of directors. As noted above, reliance on subsequent year distributions could cause us to be subject to an excise tax. We intend to comply with this 85% distribution requirement in an effort to minimize any excise tax.

  We intend to make timely distributions sufficient to satisfy our annual distribution requirements. It is expected that our REIT taxable income will be less than our cash flow due to the allowance of depreciation and other non-cash charges in computing REIT taxable income. Accordingly, we anticipate that we will generally have sufficient cash or liquid assets to enable us to satisfy the distribution requirements described above. It is possible, however, that the Company, from time to time, may not have sufficient cash or other liquid assets to meet these distribution requirements due to timing differences between (i) the actual receipt of income and actual payment of deductible expenses and (ii) the inclusion of such income and deduction of such expenses in arriving at our taxable income, or due to the need to make nondeductible payments, such as principal payments on any indebtedness we may have. If such circumstances occur, in order to meet the distribution requirements, we may find it necessary to arrange for short-term, or possibly long-term, borrowings or to pay dividends in the form of taxable stock dividends.

  Under certain circumstances, we may be able to rectify a failure to meet the distribution requirement for a year by paying "deficiency dividends" to shareholders in a later year, which may be included in our deduction for dividends paid for the earlier year. Thus, we may be able to avoid being taxed on amounts distributed as deficiency dividends; however, we will be required to pay interest based upon the amount of any deduction taken for deficiency dividends.

  Recordkeeping Requirements. Pursuant to applicable Treasury Regulations, we must comply with certain recordkeeping requirements to qualify for taxation as a REIT.

  Failure of the Company to Qualify as a REIT. For any taxable year that we fail to qualify as a REIT, we would be taxed at the usual corporate rates on all of our taxable income. Those taxes would reduce the amount of cash available to us for distribution to our shareholders. Distributions to shareholders in any year in which we fail to qualify as a REIT will not be deductible and will not be required to be made. In addition, if we fail to qualify as a REIT, all distributions to shareholders will be taxed as ordinary income, to the extent of our current and accumulated earnings and profits, and, subject to certain limitations of the Code, corporate distributees may be eligible for the dividends received deduction.

  Unless certain relief provisions apply, our election to be treated as a REIT will terminate automatically if we fail to meet the qualification requirements described above and we will not be eligible to elect REIT status again until the fifth taxable year that begins after the first year for which our election was terminated (or revoked). If we lose our REIT status, but later qualify and elect to be taxed as a REIT again, we may face significant adverse tax consequences.

Taxation of U.S. Shareholders Holding Common Stock

  As used below, the term "U.S. Shareholder" means a holder of shares of Common Stock who (for United States federal income tax purposes) (i) is a citizen or resident of the United States, (ii) is a corporation, partnership, or other entity created or organized in or under the laws of the United States or any political subdivision thereof, (iii) is an estate the income of which is subject to United States federal income taxation regardless of its source or
(iv) is a trust the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust. Notwithstanding the preceding sentence, to the extent provided in regulations, certain trusts in existence on August 20, 1996, and treated as United States persons prior to such date that elect to continue to be treated as United States persons, shall also be considered U.S. Shareholders.

  Distributions by the Company. As long as we qualify as a REIT, distributions made to our taxable U.S. Shareholders (and not designated as capital gain dividends) will generally be taxable to such shareholders as ordinary income to the extent of our current or accumulated earnings and profits. For purposes of determining whether distributions on shares of common stock are out of current or accumulated earnings and profits, our earnings and profits will be allocated first to shares of preferred stock and second to shares of common stock. There can be no assurance that we will have sufficient earnings and profits to cover distributions on any shares of preferred stock. Such distributions will not be eligible for the dividends received deductions in the case of shareholders that are corporations. Dividends declared during the last quarter of a calendar year and actually paid during January of the immediately following calendar year generally are treated as if received by the shareholders on December 31 of the calendar year during which they were declared.

  Distributions designated by us as capital gain dividends generally will be taxed as gain from the sale or exchange of a capital asset held for more than one year (to the extent that the distributions do not exceed our actual net capital gain for the taxable year) without regard to the period for which the shareholder has held its stock. Corporate shareholders however, may be required to treat up to 20% of certain capital gain dividends as ordinary income.

  Shareholders may not include in their individual income tax returns any net operating losses or capital losses of the Company. Instead, such losses would be carried over by us for potential offset against future income (subject to certain limitations). Distributions made by us and gain arising from the sale or exchange by a holder of common stock will not be treated as passive activity income, and, as a result, holders of common stock generally will not be able to apply any "passive losses" against such income or gain. Future regulations may require that Shareholders take into account, for purposes of computing their individual alternative minimum tax liability, certain tax preference items of the Company. In addition, taxable distributions from the Company generally will be treated as investment income for purposes of the investment interest limitations. Capital gain dividends and capital gain from the disposition of shares, including distributions treated as such, however, will be treated as investment income for purposes of the investment interest limitation only if the U.S. Shareholder so elects, in which case such capital gains will be taxed at ordinary income rates. We will notify shareholders after the close of our taxable year as to the portions of distributions attributable to that year that constitute ordinary income, return of capital and capital gain.

  Distributions in excess of current or accumulated earnings and profits will not be taxable to a U.S. Shareholder to the extent that they do not exceed the adjusted basis of the shareholder's shares of common stock, but rather will reduce the adjusted basis of such shares of common stock. To the extent that such distributions exceed the adjusted basis of a U.S. Shareholder's shares of common stock, they will be included in income as capital gains, assuming the shares of common stock are a capital asset in the hands of the U.S. Shareholder.

  For our taxable years commencing on or after January 1, 1998, we may elect to require the holders of common stock to include our undistributed net long-term capital gains in their income. If we make such an election, the holders of common stock will (i) include in their income as long-term capital gains their proportionate share of such undistributed capital gains and (ii) be deemed to have paid their proportionate share of the tax paid by us on such undistributed capital gains and thereby receive a credit or refund for such amount. A holder of common stock will increase the basis in its common stock by the difference between the amount of capital gain included in its income and the amount of the tax it is deemed to have paid. Our earnings and profits will be adjusted appropriately. With respect to such long-term capital gain of a taxable domestic shareholder that is an individual or an estate or trust, the IRS has authority to issue regulations that could apply the special tax rate applicable to sales of depreciable real property by an individual or an estate or trust to the portion of the long-term capital gains of an individual or an estate or trust attributable to deductions for depreciation taken with respect to depreciable real property.

  Sales of Shares. In general, a U.S. Shareholder will realize gain or loss on the disposition of shares of common stock equal to the difference between (i) the amount of cash and the fair market value of any property received on such disposition and (ii) the shareholder's adjusted basis of such shares of common stock. Such gain or loss will be capital gain or loss if the shares have been held as a capital asset. In the case of a taxable U.S. Shareholder who is an individual or an estate or trust, such gain or loss will be long-term capital gain or loss, and such long-term capital gain shall be subject to the maximum capital gain rate of 20%. In the case of a taxable U.S. Shareholder that is a corporation, such gain or loss will be long-term capital gain or loss if such shares have been held for more than one year and any such capital gain shall be subject to the maximum capital gain rate of 35%. Loss upon a sale or exchange of shares of common stock by a shareholder who has held such shares of common stock for six months or less (after applying certain holding period rules) will be treated as a long-term capital loss to the extent of distributions from the Company required to be treated by such shareholder as long-term capital gain.

  Taxpayer Relief Act and IRS Restructuring Act Changes to Capital Gain Taxation. The Taxpayer Relief Act of 1997 (the "Taxpayer Relief Act") altered the taxation of capital gain income. Under the Taxpayer Relief Act, individuals, trusts and estates that hold certain investments for more than 18 months may be taxed at a maximum long-term capital gain rate of 20% on the sale or exchange of those investments. Individuals, trusts and estates that hold certain assets for more than one year but not more than 18 months may be taxed at a maximum long-term capital gain rate of 28% on the sale or exchange of those investments. The Taxpayer Relief Act also provides a maximum rate of 25% for "unrecaptured Section 1250 gain" for individuals, trusts and estates, special rules for "qualified 5-year gain" and other changes to prior law. The recently enacted IRS Restructuring Act of 1998, however, reduced the holding period requirement established by the Taxpayer Relief Act for the application of the 20% and 25% capital gain tax rates to 12 months from 18 months for sales of capital gain assets after December 31, 1997 and thus eliminated the 28% rate. The Taxpayer Relief Act allows the IRS to prescribe regulations on how the Taxpayer Relief Act's capital gain rates will apply to sales of capital assets by "pass-through entities," including REITs, such as the Company, and to sales of interests in "pass-through entities." Shareholders are urged to consult with their own tax advisors with respect to the rules contained in the Taxpayer Relief Act and the IRS Restructuring Act.

  On November 10, 1997, the IRS issued IRS Notice 97-64, which provides generally that REITs such as the Company may classify portions of their designated capital-gain dividends as (i) a 20% rate gain distribution (which would be taxed as long-term capital gain in the 20% group), (ii) an unrecaptured Section 1250 gain distribution (which would be taxed as long-term capital gain in the 25% group), or (iii) a 28% rate gain distribution (which would be taxed as long-term capital gain in the 28% group). (If no designation is made, the entire designated capital gain dividend will be treated as a 28% rate gain distribution.) IRS Notice 97-64 provides that a REIT must determine the maximum amounts that it may designate as 20% and 25% rate capital gain dividends by performing the computation required by the Code as if the REIT were an individual whose ordinary income were subject to a marginal tax rate of at least 28%. The Notice further provides that designations made by the REIT will only be effective to the extent that they comply with Revenue
Ruling 89-81, which requires that distributions made to different classes of shares be composed proportionately of dividends of a particular type. Although Notice 97-64 will apply to sales of capital gain assets after July 28, 1997 and before January 1, 1998, it is expected that the IRS will issue clarifying guidance, most likely applying the same principles set forth in Notice 97-64, regarding a REIT's designation of capital gain dividends in light of the new holding period requirements.

  Backup Withholding. We will report to our domestic shareholders and the IRS the amount of dividends paid during each calendar year, and the amount of tax withheld, if any. Under the backup withholding rules, a shareholder may be subject to backup withholding at the rate of 31% with respect to dividends paid unless such holder (a) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or (b) provides a taxpayer identification number and certifies as to no loss of exemption from backup withholding. Amounts withheld as backup withholding will be creditable against the stockholder's income tax liability. In addition, we may be required to withhold a portion of capital gain distributions made to any shareholders who fail to certify their non-foreign status to the Company. See "--Taxation of Non-U.S. Shareholders" below.

  Taxation of Tax-Exempt Shareholders. As a general rule, amounts distributed to a tax-exempt entity by a corporation do not constitute "unrelated business taxable income" ("UBTI"), and thus our distributions to a stockholder that is a tax-exempt entity generally should not constitute UBTI, provided that the tax-exempt entity has not financed the acquisition of its shares of common stock with "acquisition indebtedness" within the meaning of the Code and the shares of common stock are not otherwise used in an unrelated trade or business of the tax-exempt entity. However, distributions by a REIT to a tax-exempt employee's pension trust that owns more than 10% of the REIT will be treated as UBTI in an amount equal to the percentage of gross income of the REIT that is derived from an "unrelated trade or business" (determined as if the REIT were a pension trust) divided by the gross income of the REIT for the year in which the dividends are paid. This rule only applies, however, if (i) the percentage of gross income of the REIT that is derived from an unrelated trade or business for the year in which the dividends are paid is at least 5%, (ii) the REIT qualifies as a REIT only because the pension trust is not treated as a single individual for purposes of the "five-or-fewer rule" (see "--Taxation of the Company--Requirements for Qualification" above), and (iii) (A) one pension trust owns more than 25 percent of the value of the REIT or, (B) a group of pension trusts individually holding more than 10 percent of the value of the REIT collectively own more than 50 percent of the value of the REIT. We currently do not expect that this rule will apply.

Taxation of Non-U.S. Shareholders

  The rules governing U.S. federal income taxation of non-U.S. Shareholders are complex, and the following discussion is intended only as a summary of such rules. Prospective non-U.S. Shareholders should consult with their tax advisors to determine the impact of federal, state, local and foreign income tax laws on an investment in the Company, including any reporting requirements.

  Distributions by the Company. Distributions to a non-U.S. Shareholder that are not attributable to gain from sales or exchanges by the Company of U.S. real property interests and not designated by us as capital gain dividends will generally be subject to tax as ordinary income to the extent of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Such distributions will generally be subject to a withholding tax equal to 30% of the gross amount of the distribution, unless reduced by an applicable tax treaty or unless such dividends are treated as effectively connected with a United States trade or business. If the amount distributed exceeds a non-U.S. Shareholder's allocable share of such earnings and profits, the excess will be treated as a tax-free return of capital to the extent of such non-U.S. Shareholder's adjusted basis in the common stock. To the extent that such distributions exceed the adjusted basis of a non-U.S. Shareholder's common stock, such distributions will generally be subject to tax if such non-U.S. Shareholder would otherwise be subject to tax on any gain from the sale or disposition of its common stock, as described below.

  For withholding tax purposes, we currently are required to treat all distributions as if made out of our current or accumulated earnings and profits and thus intend to withhold at the rate of 30% (or a reduced treaty rate if applicable) on the amount of any distribution (other than distributions designated as capital gain dividends) made to a non-U.S. Shareholder. Under regulations generally effective for distributions on or after January 1, 1999, we would not be required to withhold at the 30% rate on distributions we reasonably estimate to be in excess of our current and accumulated earnings and profits. If it cannot be determined at the time a distribution is made whether such distribution will be in excess of current and accumulated earnings and profits, the distribution will be subject to withholding at the rate applicable to ordinary dividends. As a result of a legislative change made by the Small Business Job Protection Act of 1996, under current law, it appears that we will be required to withhold 10% of any distribution to a non-U.S. Shareholder in excess of our current and accumulated earnings and profits. Consequently, although we intend to withhold at a rate of 30% on the entire amount of any distribution to a non-U.S. Shareholder (or lower applicable treaty rate), to the extent we do not do so, any portion of such a distribution not subject to withholding at a rate of 30% (or lower applicable treaty rate) will be subject to withholding at a rate of 10%. However, the non-U.S. Shareholder may seek a refund of such amounts from the IRS if it subsequently determined that such distribution was, in fact, in excess of our current or accumulated earnings and profits, and the amount withheld exceeded the non-U.S. Shareholder's United States tax liability, if any, with respect to the distribution.

  Distributions to a non-U.S. Shareholder that are designated by us at the time of distribution as capital gain dividends (other than those arising from the disposition of a United States real property interest) generally will not be subject to United States federal income taxation, unless (i) the investment in the common stock is effectively connected with the non-U.S. Shareholder's United States trade or business, in which case the non-U.S. Shareholder will be subject to the same treatment as U.S. Shareholders with respect to such gain (except that a shareholder that is a foreign corporation may also be subject to the 30% branch profits tax) or (ii) the non-U.S. Shareholder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and certain other requirements are met, in which case the nonresident alien individual will be subject to a 30% tax on the individual's capital gains.

  Under the Foreign Investment in Real Property Tax Act ("FIRPTA"), distributions to a non-U.S. Shareholder that are attributable to gain from sales or exchanges by the Company of United States real property interests (whether or not designated as a capital gain dividend) will be taxed to a non-U.S. Shareholder at the normal capital gains rates applicable to domestic shareholders (subject to a special alternative minimum tax in the case of nonresident alien individuals). Also, distributions subject to FIRPTA may be subject to a 30% branch profits tax in the hands of a non-U.S. Shareholder that is a corporation and that is not entitled to treaty relief or exemption. We are required by applicable FIRPTA Treasury Regulations to withhold 35% of any such distribution that is or could be designated by us as a capital gain dividend. That amount is creditable against the non-U.S. Shareholder's United States FIRPTA tax liability.

  Even if we do not qualify or cease to be a domestically controlled REIT, gain arising from the sale or exchange by a non-U.S. Shareholder of common stock would still not be subject to U.S. taxation under FIRPTA as a sale of a United States real property interest if (i) the class or series of shares being sold is "regularly traded," as defined by applicable Treasury Regulations, on an established securities market such as the New York Stock Exchange, and (ii) the selling non-U.S. Shareholder owned 5% or less of the value of the outstanding class or series of shares being sold throughout the five-year period ending on the date of the sale or exchange.

  If gain on the sale or exchange of common stock were subject to taxation under FIRPTA, the non-U.S. Shareholder would be subject to regular United States income tax with respect to such gain in the same manner as a taxable U.S. Shareholder, subject to any applicable alternative minimum tax, a special alternative minimum tax in the case of nonresident alien individuals and the possible application of the 30% branch profits tax in the case of foreign corporations. The purchaser of the common stock would be required to withhold and remit to the IRS 10% of the purchase price.

  Although the law is not entirely clear on the matter, it appears that amounts designated by us pursuant to the Taxpayer Relief Act as undistributed capital gains in respect of shares of common stock (see "Taxation of U.S. Shareholders Holding Common Stock" above) would be treated with respect to non-U.S. Shareholders in the manner outlined in the preceding paragraph for actual distributions by us of capital gain dividends. Under that approach, the non-U.S. Shareholders would be able to offset as a credit against their United States federal income tax liability resulting therefrom their proportionate share of the tax paid by us on such undistributed capital gains (and to receive from the IRS a refund to the extent their proportionate share of such tax paid by us were to exceed their actual United States federal income tax liability).

  Sale of Common Stock. Gain recognized by a non-U.S. Shareholder upon a sale of its common stock will generally not be subject to tax under FIRPTA if we are a "domestically controlled REIT," which is defined generally as a REIT in which at all times during a specified testing period less than 50% in value of its shares were held directly or indirectly by non-U.S. persons. Because only a minority of the shareholders are non-U.S. Shareholders, we expect to qualify as a "domestically controlled REIT." Accordingly, a non-U.S. Shareholder should not be subject to U.S. tax on gains recognized upon disposition of the common stock, provided that such gain is not effectively connected with the conduct of a United States trade or business and, in the case of an individual shareholder, such holder is not present in the United States for 183 days or more during the year of sale and certain other requirements are met.

  Backup Withholding Tax and Information Reporting. Backup withholding tax (which generally is a withholding tax imposed at a rate of 31% on certain payments to persons that fail to furnish certain information under the United States information reporting requirements) and information reporting will generally not apply to distributions paid to non-U.S. Shareholders outside the United States that are treated as (i) dividends subject to the 30% (or lower treaty rate) withholding tax discussed above, (ii) capital gain dividends, or
(iii) distributions attributable to gain from the sale or exchange by the Company of United States real property interests. As a general matter, backup withholding and information reporting will not apply to a payment of the proceeds of a sale of common stock by or through a foreign office of a foreign broker. Information reporting (but not backup withholding) will apply, however, to a payment of the proceeds of a sale of common stock by a foreign office of a broker that (a) is a United States person, (b) derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States or (c) is a "controlled foreign corporation" (generally a foreign corporation controlled by United States shareholders) for United States tax purposes, unless the broker has documentary evidence in its records that the holder is a non-U.S. Shareholder and certain other conditions are met, or the shareholder otherwise establishes an exemption. Payment to or through a United States office of a broker of the proceeds of a sale of common stock is subject to both backup withholding and information reporting unless the shareholder certifies under penalty of perjury that the shareholder is a non-U.S. Shareholder, or otherwise establishes an exemption. A non-U.S. Shareholder may obtain a refund of any amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS.

  The United States Treasury Department has finalized regulations regarding the withholding and information reporting rules discussed above. In general, these regulations do not alter the substantive withholding and information reporting requirements but unify certification procedures and forms and clarify and modify reliance standards. These regulations generally are anticipated to be effective for payments made after December 31, 2000, subject to certain transition rules. Valid withholding certificates that are held on December 31, 1999, will remain valid until the earlier of December 31, 2000, or the date of the expiration of the certificate under rules currently in effect, unless otherwise invalidated due to changes in the circumstances of the person whose name is on such certificate. A non-U.S. Shareholder should consult its advisor regarding the effect of the new treasury regulations.

Proposed Changes to REIT Qualification Requirements

  The administration's fiscal year 2000 budget proposal, announced February 1, 1999, includes a proposal that would change the 10% voting securities test to a 10% vote or value test. Under the proposal, a REIT would not be able to own more than 10% of the vote or value of the outstanding securities of any corporation, except for a qualified REIT subsidiary or another REIT (see "Taxation of the Company--Asset Tests" above). The proposal also contains an exception to the 5% and 10% asset tests that would allow a REIT to have "taxable REIT subsidiaries," including both "qualified independent contractor subsidiaries," which could perform noncustomary and other currently prohibited services for tenants and other customers, and "qualified business subsidiaries," which could undertake third-party management and development activities as well as other non-real estate related activities. Under the proposal, no more than 15% of a REIT's total assets could consist of taxable REIT subsidiaries and no more than 5% of a REIT's total assets could consist of qualified independent contractor subsidiaries. Under the budget proposal, a taxable REIT subsidiary would not be entitled to deduct any interest on debt funded directly or indirectly by the REIT. This proposal would be effective after the date of enactment and a REIT would be allowed to combine and convert existing corporate subsidiaries into taxable REIT subsidiaries tax-free prior to a certain date. A transition period would allow for conversion of existing corporate subsidiaries before the 10% vote or value test would become effective. For our taxable years after the effective date of the proposal and after any applicable transition period, the 10% vote or value test would apply to our ownership in any of the non-qualified REIT subsidiaries not converted into taxable REIT subsidiaries.

  On April 28, 1999, the Real Estate Investment Trust Modernization Act of 1999 (the "bill") was introduced in Congress. The bill is similar to the administration's proposal in several respects. Like the administration's proposal, the bill would create "taxable REIT subsidiaries" that would not be subject to the 5% asset test, but that would remain subject to the 25% asset test (see "Taxation of the Company--Asset Tests" above). The "taxable REIT subsidiaries" would also be subject to "earnings stripping" limitations on the deductibility of interest. Under the bill, a REIT would be able to rent up to 10% of a property to a taxable REIT subsidiary and generally have the rent qualify as good income. The bill would also change the 10% voting securities test to a 10% vote or value test unless the corporation elects to be a taxable REIT subsidiary or the securities qualify for the "grandfather rule." In general, the "grandfather rule" would apply to securities of a corporation in which the REIT owned an interest on April 28, 1999. The grandfather rule would also apply to securities acquired in a tax-free exchange for "grandfathered securities" and to securities acquired in a qualifying tax-free reorganization with another REIT, if those securities were grandfathered in the hands of the other REIT. Securities of a corporation will lose their "grandfathered" status if the corporation acquires any substantial asset or engages in a substantial new line of business after April 28, 1999 (other than pursuant to a binding contract in effect on that date).

  It is presently uncertain whether any proposal regarding REIT subsidiaries, including the budget proposal or the bill, will be enacted or, if enacted, what the terms, including the effective date, of such proposal will be.

Taxation of Holders of Preferred Stock, Equity Stock, Depositary Shares and Warrants

  If we offer one or more series of preferred stock, equity stock, depositary shares or warrants, there may be tax consequences for the holders of such Securities not discussed herein. For a discussion of any such additional consequences, see the applicable prospectus supplement.

State and Local Taxes

  The tax treatment of the Company and our shareholders in states having taxing jurisdiction over them may differ from the federal income tax treatment. Accordingly, no discussion of state taxation of the Company and our shareholders is provided nor is any representation made as to our tax status in such states. All investors should consult their tax advisors as to the treatment of the Company under the respective state tax laws applicable to them.

                              PLAN OF DISTRIBUTION

  We may sell the securities:

    (1) through underwriters or dealers;

    (2) through agents;

    (3) directly to purchasers; or

    (4) through a combination of any of these methods of sale.

  Any underwriter or agent involved in the offer and sale of the securities will be named in the applicable prospectus supplement.

  Direct sales to investors or our shareholders may be accomplished through subscription offerings or through shareholder purchase rights distributed to shareholders. In connection with subscription offerings or the distribution of shareholder purchase rights to shareholders, if all of the underlying securities are not subscribed for, we may sell any unsubscribed securities to third parties directly or through underwriters or agents. In addition, whether or not all of the underlying securities are subscribed for, we may concurrently offer additional securities to third parties directly or through underwriters or agents. If securities are to be sold through shareholder purchase rights, the shareholder purchase rights will be distributed as a dividend to the shareholders for which they will pay no separate consideration. The prospectus supplement with respect to the offer of securities under shareholder purchase rights will set forth the relevant terms of the shareholder purchase rights, including:

    (1) whether common stock, preferred stock or equity stock, or warrants for those securities will be offered under the shareholder purchase rights;

    (2) the number of those securities or warrants that will be offered under the shareholder purchase rights;

    (3) the period during which and the price at which the shareholder purchase rights will be exercisable;

    (4) the number of shareholder purchase rights then outstanding;

    (5) any provisions for changes to or adjustments in the exercise price of the shareholder purchase rights, and

    (6) any other material terms of the shareholder purchase rights.

  Underwriters may offer and sell the securities at:

    (1) fixed prices, which may be changed;

    (2) prices related to the prevailing market prices at the time of sale;
  or

    (3) negotiated prices.

  We also may, from time to time, authorize underwriters acting as our agents to offer and sell the securities upon the terms and conditions as are set forth in the applicable prospectus supplement. In connection with the sale of securities, underwriters may be deemed to have received compensation from us in the form of underwriting discounts or commissions and may also receive commissions from purchasers of securities for whom they may act as agent. Underwriters may sell securities to or through dealers, and these dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or commissions from the purchasers for whom they may act as agent, or both.

  The applicable prospectus supplement will disclose (1) any underwriting compensation we pay to underwriters or agents in connection with the offering of securities and (2) any discounts, concessions or commissions allowed by underwriters to participating dealers. Under the Securities Act, (1) underwriters, dealers and agents participating in the distribution of the securities may be deemed to be underwriters and (2) any discounts and commissions received by them and any profit realized by them on resale of the securities may be deemed to be underwriting discounts and commissions. We may agree to indemnify underwriters, dealers and agents against civil liabilities, including liabilities under the Securities Act and to make contribution to them in connection with those liabilities.

  If indicated in the applicable prospectus supplement, we may also offer and sell securities through a firm that will remarket the securities. These firms may act as principals for their own account or as our agents. These firms may be deemed to be underwriters in connection with the securities being remarketed. We may agree to indemnify these firms against liabilities, including liabilities under the Securities Act.

  If indicated in the applicable prospectus supplement, we will authorize dealers acting as our agents to solicit offers by institutions to purchase securities at the offering price set forth in that prospectus supplement under delayed delivery contracts providing for payment and delivery on the dates stated in the prospectus supplement. Each contract will be for an amount not less than, and the aggregate principal amount of securities

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sold under contracts will be not less nor more than, the respective amounts stated in the applicable prospectus supplement. Institutions with whom contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions but will in all cases be subject to our approval. Contracts will not be subject to any conditions except
(1) the purchase by an institution of the securities covered by its contracts will not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which the institution is subject, and (2) if the securities are being sold to underwriters, we will have sold to them the total principal amount of the securities less the principal amount of the securities covered by contracts. Agents and underwriters will have no responsibility in respect of the delivery or performance of contracts.

  Some of the underwriters and their affiliates may engage in transactions with or perform services for us in the ordinary course of business.

                                 LEGAL OPINIONS

  David Goldberg, our senior vice president and general counsel, has delivered an opinion to the effect that the securities offered by this prospectus will be validly issued, fully paid and nonassessable. Hogan & Hartson L.L.P., Washington, D.C., has delivered an opinion as to our status as a REIT. See "Federal Income Tax Consequences." Mr. Goldberg owns 97,880 shares of common stock and 600 shares of preferred stock, and has options to acquire an additional 184,501 shares of common stock.

                                    EXPERTS

  Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended December 31, 1998, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

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